

2021

Notice of Virtual Annual Meeting of Shareholders and Proxy Statement



Message from the President and Chief Executive Officer



Dear Shareholder:

We are very pleased with the strong financial and operational results that Vericel achieved in 2020 in light of the significant challenges presented by the COVID-19 pandemic. The Company generated record total revenue for the year and delivered record product volumes and revenue for both MACI® and Epicel®. This strong revenue performance generated significant profitability and cash flow, including the first full year of positive GAAP net income in Company history. We believe that our 2020 results demonstrate the resiliency of Vericel's long-term growth profile and that our strong operational execution has positioned the Company for a rapid return to top-tier revenue growth as well as strong profitability and operating cash flow in 2021 and the years ahead. Most importantly, our continued strong growth means that more patients can benefit from our innovative advanced cell therapy products as we pursue our passion of improving the lives of our patients and their families.

MACI is the leading restorative cartilage repair product used by orthopedic surgeons to treat patients with large symptomatic focal cartilage defects in the knee. Given MACI's recent growth and the opportunity for a broader set of orthopedic surgeons to use the product, we increased our MACI sales force from 49 to 76 territories in 2020 in order to have appropriate reach and frequency relative to our expanded target audience of 5,000 surgeons who perform a high volume of cartilage repair procedures. Despite the impact of COVID-19 on physician access and elective surgeries throughout the year, MACI revenue grew to $94.4 million in 2020. Importantly, the underlying drivers for continued growth strengthened during the year as demonstrated by the fact that we received biopsies from approximately 1,500 surgeons, an increase from 1,400 surgeons in 2019. In addition, we achieved record quarterly highs in MACI implants, the number of surgeons taking MACI biopsies, and the total number of MACI biopsies in the fourth quarter of 2020.

We also recently announced UnitedHealthcare's decision to expand its coverage of MACI to include patients with full-thickness cartilage defects in the patella and multiple defects in the knee. UnitedHealthcare is the largest commercial payer in the United States, covering more than 26 million lives, and more patients treated with MACI are covered by UnitedHealthcare than any other plan in the United States. Over 85% of covered commercial lives in the U.S. have access to MACI and more than 90% of MACI cases submitted to payers are approved. We believe that the expanded coverage will not only improve access for UnitedHealthcare patients, but also will reinforce with surgeons the broad access and favorable reimbursement for MACI and contribute to its continued strong growth in the years ahead.

Given the potential $2 billion addressable market for MACI, the strength of the underlying growth drivers and leading indicators exiting 2020, and an increased share of voice in the market, we believe that MACI remains well-positioned to continue on its strong long-term growth trajectory. Our expectation for 2021 is that MACI will return to top-tier revenue growth driven by an acceleration in the number of surgeons taking MACI biopsies and an increase in the average number of biopsies per surgeon compared to 2020.

Epicel is a potentially life-saving product used by burn surgeons to treat patients with large total body surface area burns. Despite the challenges related to COVID-19, Epicel revenue grew to $27.5 million in 2020 and we had a very strong finish to the year, generating two of the three highest Epicel revenue quarters in history in the third and fourth quarters. We believe that the leadership and sales force structure changes we have implemented across our burn care franchise, which were in place for a

 "We believe that our 2020 results demonstrate the resiliency of Vericel's long-term growth profile and that our strong operational execution has positioned the Company for a rapid return to top-tier revenue growth as well as strong profitability and operating cash flow in 2021 and the years ahead."

full year for the first time in 2020, have yielded positive operational results across a number of important measures. We generated orders from several burn centers that had not previously placed an Epicel order or had not done so in several years, despite hospital access restrictions during the year. We also have seen an increase in the number of treatments per patient and the resulting number of grafts per patient as our sales representatives and clinical support specialists work with surgeons to optimize treatment protocols for Epicel patients with very large total body surface area burns. We are encouraged by these trends and we are optimistic that they can continue in 2021 and beyond and, accordingly, we have increased our growth expectations for Epicel in 2021.

In May 2019, we entered into exclusive license and supply agreements with MediWound Ltd. to commercialize NexoBrid® in North America. NexoBrid is a topically administered biologic product that enzymatically removes nonviable burn tissue, or eschar, in patients with deep partial- and full-thickness thermal burns within four hours of application and without harming viable tissue. NexoBrid is approved in the European Union and other international markets and has been designated as an orphan biologic in the United States. MediWound, with the support of Vericel, submitted a Biologics License Application to the U.S. Food & Drug Administration in June 2020. The FDA accepted the application for review in September 2020 and assigned a Prescription Drug User Fee Act target date of June 29, 2021.

In August, we announced that the U.S. Biomedical Advanced Research and Development Authority had accepted the first shipment of NexoBrid as part of its mission to build national preparedness for public health emergencies. As part of the license agreement, Vericel and MediWound equally split gross profits generated by BARDA's initial $16.5 million procurement and Vericel recognized $2.2 million of NexoBrid-related revenue in 2020.

Extensive pre-commercialization activities are now underway for NexoBrid to support the planned launch upon potential approval. In addition to the ongoing disease state awareness campaign that we launched last year, we continue to advance our commercial launch plans, including a number of brand development and market access initiatives. Our medical affairs team is engaged with burn centers in training and educational initiatives through the NEXT expanded access protocol, which we believe will be important for NexoBrid, once approved, to potentially replace surgical excision as the standard of care for removing eschar in patients with severe burns.

In 2020, Vericel recognized full-year revenue of $124.2 million, an increase of approximately 5% over 2019. Since MACI's launch in 2017, Vericel has grown revenue at a compound annual growth rate of approximately 25%. The Company also generated strong profitability and operating cash flow in 2020, reporting net income of $2.9 million and approximately $18 million in operating cash flow. As a result, we increased our cash and investments by approximately $21 million to $100 million at the end of 2020, further strengthening our balance sheet while enhancing our overall financial position and strategic flexibility moving forward.

Looking ahead, in addition to delivering top-tier revenue growth, we expect to maintain our long-term profitability profile by delivering on our financial goals of converting approximately 80% of marginal revenue to gross profit and 50% to adjusted EBITDA. We believe that achieving these goals will position the Company to generate substantial profit and cash flow growth in the years ahead. Despite the challenges of 2020, we enter 2021 in a stronger position than ever and we are confident in our ability to deliver on these goals. We would not be in this strong position without the dedication of our employees and the support of our collaborators and shareholders, and we thank all of you for your continued support.

Sincerely,

Dominick C. Colangelo
President and Chief Executive Officer



Notice of Virtual Annual Meeting of Shareholders

Dear Shareholder of Vericel Corporation:

You are cordially invited to attend the Virtual Annual Meeting of Shareholders of Vericel Corporation (the "Annual Meeting"), a Michigan corporation. The Annual Meeting will be held on Wednesday, April 28, 2021, at 9:00 a.m. (Eastern Time), via a live audio webcast at www.virtualshareholdermeeting.com/VCEL2021. A list of shareholders entitled to vote at the Annual Meeting will be available for inspection by any shareholder at our offices in Cambridge, Massachusetts during ordinary business hours for a period of 10 days prior to the meeting. This list will also be available for shareholders to view online at the time of the meeting.

Voting Items

Proposal	Board Voting Recommendation	For Further Details
1. To elect seven (7) directors to each serve a term of one year expiring at the 2022 annual meeting	**FOR** each director nominee	Page 16
2. To approve, on an advisory basis, the compensation of our named executive officers	**FOR**	Page 32
3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021	**FOR**	Page 51

Shareholders will also consider such other business as may properly come before the Annual Meeting and any adjournment thereof.

By Order of the Board of Directors,

Sean C. Flynn

Sean C. Flynn
Vice President, General Counsel and Secretary
Cambridge, Massachusetts
March 19, 2021

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE VERICEL 2021 VIRTUAL ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2021

The Notice of Virtual Annual Meeting of Shareholders, Proxy Statement, proxy card and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 are available at www.vcel.com by following the link for "Investor Relations." To obtain more information concerning how to attend the Annual Meeting via the live audio webcast, please contact Vericel Corporation at (617) 588-5555.

Whether or not you plan to attend the Annual Meeting, please promptly complete your proxy as indicated above in order to ensure representation of your shares. For specific instructions on how to vote your shares, please review the instructions for each of these voting options as detailed in your Notice and in this Proxy Statement.

Background



Date and Time
April 28, 2021, at 9:00 a.m. (Eastern Time)



Location
Via a live audio webcast at www.virtualshareholder meeting.com/VCEL2021



Who Can Vote
You may vote at the Annual Meeting if you were a shareholder of record at the close of business on March 4, 2021

Voting Methods



Internet or Telephone
Follow the instructions on your proxy card and on www.proxyvote.com



Mail
Vote, sign and return the proxy card to Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717



Online at the Annual Meeting
www.virtualshareholder meeting.com/VCEL2021

If you attend the Annual Meeting, you may vote during the meeting even if you have previously voted via the Internet, by telephone, or by returning your proxy card.

Table of Contents

VERICEL

Proxy Overview

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of Vericel Corporation (the "Board of Directors" or the "Board"), a Michigan corporation, for use at the Annual Meeting of Shareholders to be held on Wednesday, April 28, 2021, at 9:00 a.m. (Eastern Time), via a live audio webcast at www.virtualshareholdermeeting.com/VCEL2021, or at any adjournments or postponements thereof. An Annual Report to Shareholders, containing financial statements for the year ended December 31, 2020, and this Proxy Statement are being made available to all shareholders entitled to vote at the Annual Meeting. This Proxy Statement and the form of proxy were first made available to shareholders on or about March 19, 2021. Unless the context requires otherwise, references to "we," "us," "our," and "Vericel" refer to Vericel Corporation.

This overview highlights certain information contained elsewhere in this Proxy Statement and does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting. For more information about our business and 2020 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission ("SEC") on February 24, 2021.

About Vericel

Advanced Therapies for the Sports Medicine and Severe Burn Care Markets

Vericel is a leader in advanced therapies for the sports medicine and severe burn care markets. We have a portfolio of highly innovative advanced cell therapies and specialty biologics that have significant barriers to entry. We currently market two advanced cell therapy products in the United States, MACI® and Epicel®, which are approved and regulated by the U.S. Food & Drug Administration (FDA) as combination biologic/device products, with the biologic component being the use of a patient's own cells to repair damaged tissue and restore function. Our business development strategy focuses, in part, on building commercial franchises around our current advanced cell therapy products. In 2019, we added a new product candidate to our portfolio when we entered into an exclusive license agreement with MediWound Ltd. for North American rights to NexoBrid®, a registration-stage biological orphan product for debridement of severe thermal burns.

Our Products



Our lead product, MACI (autologous cultured chrondocytes on porcine collagen membrane), is the leading restorative cartilage repair product in the sports medicine market and the only product approved by the FDA in its class. MACI, which is the first FDA-approved tissue-engineered cellularized scaffold product that uses a patient's own cells, is indicated for the repair of symptomatic, single or multiple full-thickness cartilage defects of the knee in adult patients. MACI is produced from a patient's own cartilage cells, which are obtained from a biopsy of healthy cartilage, expanded and uniformly seeded onto a resorbable collagen membrane, and implanted into the cartilage defect through a minimally-invasive outpatient surgical procedure.

There are approximately 750,000 cartilage repair surgical procedures performed in the U.S. each year. We estimate that approximately 60,000 of these patients are candidates for MACI each year, representing a potential market opportunity greater than $2 billion per year.



Epicel (cultured epidermal autografts), our second commercial product, is the only cultured epidermal autograft product approved by the FDA for the treatment of adult and pediatric patients with deep dermal or full-thickness burns ≥ 30% of total body surface area. Epicel is a permanent skin replacement produced from a patient's own skin cells, which are obtained from a small biopsy of healthy skin, expanded to form skin grafts, and placed onto the burn wound site.

Epicel is an important, potentially life-saving treatment option for patients with severe burns who may not be candidates for autografts due to the severity and extent of their burns. We estimate that there are approximately 600 surviving patients in the U.S. each year with full-thickness burns greater than 40% of total body surface area that are candidates for treatment with Epicel, representing a potential market opportunity of more than $100 million per year.



NexoBrid (concentrate of proteolytic enzymes enriched in bromelain), is a topically-administered biological orphan product candidate that enzymatically removes nonviable burn tissue, or eschar, in patients with deep partial and full-thickness thermal burns within four hours of application, without harming viable tissue. MediWound has submitted a biologics license application ("BLA") to the FDA seeking regulatory approval of NexoBrid in the United States, which is currently under review by the FDA.

NexoBrid is highly synergistic with our existing burn care franchise and we believe that, if approved, NexoBrid will provide burn surgeons with an important new treatment option with significant advantages over the current standard of care, surgical eschar removal, and significantly expand Vericel's presence in the burn care market. We estimate that there are approximately 40,000 hospitalized burn patients in the U.S. each year, the majority of whom will require eschar removal, representing a potential market opportunity of over $200 million per year.

Strong Performance Across Several Financial Measures in 2020 Despite the Impact of COVID-19

We believe that our highly innovative portfolio with significant barriers to entry will allow us to continue to generate sustained top-tier revenue growth in our large underpenetrated markets for many years. In addition, we believe that our business model, which is built on commercializing high-value products with concentrated call points, will continue to generate strong profits and operating cash flow in the years ahead. The strength and resiliency of our business was demonstrated in 2020, as we achieved strong performance across several financial measures despite the impact of COVID-19.









* For more information concerning Vericel's presentation of Non-GAAP measures, including reported net income (GAAP) to adjusted EBITDA (Non-GAAP) and adjusted EBITDA margin, please refer to the Company's discussion of "GAAP versus Non-GAAP Measures", on page 59 of this Proxy Statement.

** Includes $17.5 million payment to MediWound Ltd. for NexoBrid license.

2020 Financial Highlights

- Record full-year total net revenue
- Record full-year net revenue for both MACI and Epicel
- Net income of $2.9 million, the first full year of positive GAAP net income in Company history
- Non-GAAP adjusted EBITDA of $18.6 million*
- Operating cash flow of $17.6 million
- Approximately $100 million in cash and investments as of December 31, 2020, and no debt

2020 Business Highlights

- Record product volumes for both MACI implants and Epicel grafts
- Implemented MACI sales force expansion from 49 to 76 sales territories
- Received MACI biopsies from ~1,500 surgeons, an increase from ~1,400 surgeons in 2019
- Record quarterly high in number of surgeons taking MACI biopsies in the fourth quarter of 2020
- Record quarterly high in MACI biopsies in the fourth quarter of 2020, including a record monthly high in December
- NexoBrid BLA submitted and accepted for review by the FDA

Track Record of Creating Significant Shareholder Value

We are pleased that our performance and execution on our strategic and operational goals over the past five years has translated to significant value for our shareholders. Indeed, between 2016 and 2020, an investment in our Company's common stock has yielded a return of 929%, with a 77% return in 2020 alone.



The graph above depicts the total shareholder return from December 31, 2016 through December 31, 2020 for (i) our common stock, (ii) the Nasdaq Composite Index (U.S.) and (iii) the Nasdaq Biotechnology Index. Pursuant to applicable SEC rules, all values assume reinvestment of the full amount of all dividends, however, no dividends have been declared on our common stock to date. The shareholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

* For more information concerning Vericel's presentation of Non-GAAP measures, including reported net income (GAAP) to adjusted EBITDA (Non-GAAP) and adjusted EBITDA margin, please refer to the Company's discussion of "GAAP versus Non-GAAP Measures", on page 59 of this Proxy Statement.

Performance against Our Metrics

Our Goals	Our Metrics	Our Performance
Financial Goals	Generate total net revenue of $152.6 million	• Total net revenue fell short of our established goal, largely because of the restrictions and disruptions caused by the COVID-19 pandemic, including the periodic cessation of elective surgical procedures throughout the United States
	Achieve budget expense target of $121.5 million	• Budget expense target exceeded in 2020, resulting in first full-year of positive net income in Company history
Product Goals	Achieve budgeted MACI biopsy conversion rate and MACI implanting and biopsy surgeon engagement goals	• Partially achieved established implanting and biopsy surgeon goals
	Complete MACI, Epicel and NexoBrid long-term brand development initiatives	• Partially achieved established product brand development initiatives
	Submit NexoBrid BLA to the FDA for review	• BLA submitted to FDA ahead of established timeline
Operational Goals	Complete key manufacturing and IT efficiency improvement initiatives	• Achieved manufacturing and IT improvement initiative goals at established target
	Complete manufacturing capacity assessment and Board approval of long-term manufacturing plan	• Manufacturing assessment and long-term manufacturing plan goals achieved at established targeted rate
Upside Value Goals	Execute high-quality business development transaction	• Company chose not to move forward on any business transaction during 2020

Proposal 1: Election of Directors

To elect seven (7) directors to each serve a term of one year expiring at the 2022 annual meeting of shareholders.

The Board recommends a vote FOR each director nominee.   See Page **16**

Board of Directors

Name and Principal Occupation	Age	Independent	Director Since	Committee Membership		
				AC	CC	GNC
Robert L. Zerbe, M.D. Retired Chief Executive Officer, QUATRx Pharmaceuticals Company	70	✓	2006	○		○
Dominick C. Colangelo President and Chief Executive Officer, Vericel Corporation	57		2013			
Heidi Hagen Interim Chief Executive Officer, Ziopharm Oncology, Inc.	52	✓	2013		○	●
Alan L. Rubino President and Chief Executive Officer, RenovaCare, Inc.	66	✓	2005	○	●	
Kevin F. McLaughlin Senior Vice President, Chief Financial Officer and Treasurer, Acceleron Pharma Inc.	64	✓	2015	●●		
Steven C. Gilman, Ph.D. Retired Chairman and Chief Executive Officer, ContraFect Corporation	68	✓	2015		○	
Paul K. Wotton, Ph.D. Chief Executive Officer, Obsidian Therapeutics, Inc.	60	✓	2015			○

AC - Audit Committee   **CC - Compensation Committee**   **GNC - Governance and Nominating Committee**

● **Committee Chair**   ○ **Member**   ● **Financial Expert**

Board Snapshot

Independence

1
Not independent

6
Independent



Age

1
70-75 yrs old

2
50-59 yrs old

4
60-69 yrs old



Tenure

1
16+ yrs

1
11-15 yrs

5
5-10 yrs



Skills and Experience

Prior Board Experience
7/7



Industry Experience
BioPharma – 7/7



Medical Technologies
2/7



Complex Biologics – 2/7



Functional Expertise
CEO/GM – 7/7



Marketing/Sales – 2/7



Business Development – 4/7



Finance
1/7



Research & Development
3/7



Chief Operating Officer
2/7



Technical Operations – 2/7



Shareholder Engagement

In 2020, our shareholder engagement included participation in multiple investor conferences and numerous individual investor meetings and calls on a variety of topics, such as business performance, Company strategy, and Environmental, Social and Governance ("ESG") matters. Additionally, in October 2020, we hosted a virtual Investor Day focusing on our development-stage product, NexoBrid, as well as the future outlook for MACI and Epicel.

Vericel greatly values the perspectives that we gain through direct engagement with our shareholders.

Corporate Governance Highlights

Board Independence and Composition	Board Performance	Shareholder Rights	Policies, Programs and Guidelines
• **6 out of 7 directors** are **independent** • **100% independent** committee members • **Executive sessions** of independent directors at each meeting • Board and committees **may engage outside advisers** independently of management • **Independent Chairman of the Board** with clearly delineated duties and robust authority	• All directors then in office **attended 100% of the meetings of the Board**, and all directors then in office **attended 80% or more of the meetings of the committees** on which he or she served during 2020 • Oversight **of key risk areas** and certain aspects of risk management efforts • **100% director attendance** at our 2020 annual meeting • Oversight of **strategic plan development and execution** • Oversight of **key risk areas and management process** • Oversight of executive compensation programs **to align with long-term strategies** • Oversight of **executive succession planning** • Annual Board and committee **self-evaluations** • **Board education** on key topics, including ESG issues and Cybersecurity	• **Annual** election of directors • **No shareholder rights plan or "poison pill"** (Termination of pre-existing plan was unanimously approved by our Board in February 2021)	• Comprehensive **Code of Conduct and Business Ethics** • Policy **preventing the hedging or pledging** of our shares by directors and executive officers • **Commitment to diversity** of Board in terms of specific skills and characteristics (including expertise, race, ethnicity, gender)

Proposal 2: Advisory Vote to Approve the Compensation of Our Named Executive Officers

To vote on an advisory resolution to approve the compensation of Vericel's named executive officers.

The Board recommends a vote FOR this proposal.   **See Page 32**

2020 Financial Performance


Total net revenue of **$124.2 million**


Gross margin of **68%**


Net income of **$2.9 million, or $0.06 per share**


Non-GAAP adjusted EBITDA of **$18.6 million***


Operating cash flow of **$17.6 million** generated during 2020


Cash and investments of **$100 million** as of December 31, 2020, and no debt

Executive Compensation Objectives and Philosophy

We have designed our executive compensation program to attract, retain and motivate the executive talent necessary to advance our business of developing and commercializing advanced therapies for the sports medicine and severe burn care markets and to increase shareholder value. Our compensation program is aligned with our business strategy and priorities, encourages executive officers to work for meaningful shareholder returns and reflects a pay-for-performance philosophy. It does not encourage our executive officers to assume excessive risks or result in excessive pay levels. We achieve our pay objectives by providing short-term cash bonuses tied to our annual financial, product development and operational goals and by granting long-term equity awards. To this end, our compensation programs for executive officers are designed to achieve the following objectives:

- To maintain a culture of "pay for performance"
- To attract talented and experienced executives to join Vericel
- To motivate, reward and retain executives whose knowledge, skills and performance are critical to our success
- To ensure fairness among the executive management team by recognizing the contributions each executive makes to our success
- To focus executive behavior on achievement of our corporate mission and short-term and long-term corporate objectives and strategy
- To align the interests of management and shareholders by providing management with longer-term incentives through equity ownership

* For more information concerning Vericel's presentation of Non-GAAP measures, including reported net income (GAAP) to adjusted EBITDA (Non-GAAP) and adjusted EBITDA margin, please refer to the Company's discussion of "GAAP versus Non-GAAP Measures", on page 59 of this Proxy Statement.

Elements of Compensation

The primary components of our executive officer compensation program are: (i) annual base salary; (ii) annual non-equity incentive compensation, which is based on the achievement of specified Company goals; and (iii) long-term equity incentive compensation in the form of periodic stock option and restricted stock unit ("RSU") grants, with the objective of aligning the executive officers' long-term interests with those of our shareholders.

Element		Target Mix	Strategy and Performance Alignment
Fixed	**Base Salary**	22%	Base salaries are established in-part based on the individual experience, skills and expected contributions of our executives, their performance during the prior year, and a comparison of projected cash compensation against peer group benchmarks.
At-risk	**Annual Non-Equity Incentive Compensation**	11%	Given the nature of our business, the determination of annual incentives for our executives has been tied to achieving our financial targets, advancing our commercial and development stage products and accomplishing operational goals.
	Long-term Equity Incentive Compensation	67%	Long-term incentive compensation allows the executive officers to share in any appreciation in the value of our common stock.

Governance Features of Our Executive Compensation Program

✔ What We Do

- ✓ Design executive compensation to align pay with performance
- ✓ Balance short- and long-term incentive compensation to incentivize achievement of short- and long-term goals
- ✓ Retain an independent compensation consultant reporting directly to the Compensation Committee
- ✓ Provide shareholders with an annual say-on-pay vote
- ✓ Prohibit short-sales, hedging, pledging or other inherently speculative transactions by our executives (for more information, please see our Special Trading Procedures for Insiders, available at www.vcel.com)
- ✓ Conduct competitive benchmarking to align executive compensation with the market

✕ What We Don't Do

- ✕ No excessive perquisites
- ✕ No tax gross-ups on executive perquisites or on executive severance or change in control benefits
- ✕ No single-trigger change in control benefits
- ✕ No liberal share recycling
- ✕ Do not provide dividends or dividend equivalents on unearned equity awards
- ✕ No repricing of underwater stock options without prior shareholder approval

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021.

The Board recommends a vote FOR this proposal.   **See Page 51**

The Audit Committee has selected PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm to audit the consolidated financial statements of Vericel for the fiscal year ending December 31, 2021. PricewaterhouseCoopers LLP has acted in such capacity since its appointment in fiscal year 1996.

As part of its duties, the Audit Committee considered the provision of services, other than audit services, during the fiscal year ended December 31, 2020 by PricewaterhouseCoopers LLP, our independent registered public accounting firm for that period, to ensure they maintain their independence. The following table sets forth the aggregate fees accrued by Vericel for the fiscal years ended December 31, 2019 and 2020, respectively, for PricewaterhouseCoopers LLP:

	Fiscal Year Ended December 31, 2019 ($)	Fiscal Year Ended December 31, 2020 ($)
Audit Fees	959,000[1]	976,000[1]
Audit Related Fees	—	15,000[1]
Tax Fees	—	20,893[2]
All Other Fees	1,800[3]	2,000[3]
Total	**960,800**	**1,013,893**

[1] The Audit Fees and Audit Related Fees for the years ended December 31, 2019 and 2020, respectively, were for professional services rendered for the audits and reviews of the consolidated financial statements of Vericel, professional services rendered for issuance of consents, comfort letters, assistance with review of documents filed with the SEC and out-of-pocket expenses incurred.

[2] The Tax Fees were for professional tax consulting services rendered.

[3] All other Fees represent an annual license fee for technical accounting research software and the use of accounting disclosure checklists.

Corporate Governance


Proposal 1: Election of Directors

The Board of Directors recommends that shareholders vote FOR the election of each nominee.


Overview

Our Bylaws provide that the Board of Directors will consist of not less than five nor more than nine members, as fixed from time-to-time by a resolution of the Board of Directors, and that all directors will be elected annually. The Board of Directors currently consists of seven (7) directors. The persons named below as nominees for director will, if elected, each serve a term of one year expiring at the 2022 annual meeting of shareholders or until their successors are elected and qualified.

Vote Required

The affirmative vote of a plurality of the total shares of common stock entitled to vote and represented in person or by proxy is required for the election of each of the nominees. It is the intention of the persons named as proxies to vote such proxy FOR the election of all nominees, unless otherwise directed by the shareholder. The Board of Directors knows of no reason why any of the nominees would be unable or unwilling to serve, but if any nominee should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board of Directors may recommend in the place of such nominee.

Shares present or represented and not so marked as to withhold authority to vote for a particular nominee will be voted in favor of a particular nominee and will be counted toward such nominee's achievement of a plurality. Shares present at the meeting or represented by proxy where the shareholder properly withholds authority to vote for such nominee in accordance with the proxy instructions and "broker non-votes" will not be counted toward such nominee's achievement of a plurality.

Board's Skills and Experience

Selection of Directors

We examine the experience and expertise of our Board as a whole to ensure alignment between the abilities and expertise of our Board and our strategic priorities and long-range plan. We seek directors who will bring to the Board a deep and wide range of experience in the business world and diverse problem-solving talents. The Company believes that the Board should represent an appropriate and relevant mix of skills, industry experience, backgrounds, ages and diversity (inclusive of race, gender and ethnicity). Typically, directors will be individuals who have demonstrated high achievement in business or another field, enabling them to provide strategic support and guidance to the Company. Particular areas of expertise include corporate strategy and development, commercial sales and marketing, commercial operations and execution, research and development, technical operations, familiarity with manufacturing biotechnology and medical device products, knowledge of the legal and compliance issues facing the life science industry, experience concerning the policies and procedures of public and private payers in the medical technology and biopharmaceutical space, corporate finance, financial and/or accounting expertise, organizational leadership, development and management, public company management and disclosure, and corporate risk assessment and prior experience in the medical technology, biopharmaceutical and complex biologics industries.

All of our director nominees exhibit high integrity, sound business judgment, innovative thinking, collegiality and a knowledge of corporate governance requirements and practices. As a group, our director nominees bring a balance of relevant skills and experience to our boardroom, including those listed below:

	Robert L. Zerbe, M.D.	Dominick C. Colangelo	Heidi Hagen	Alan L. Rubino	Kevin F. McLaughlin	Steven C. Gilman, Ph.D.	Paul K. Wotton, Ph.D.
Prior BOD Experience	✓	✓	✓	✓	✓	✓	✓
Industry Experience							
Medical Technologies		✓		✓			
BioPharma	✓	✓	✓	✓	✓	✓	✓
Complex Biologics			✓				✓
Functional Expertise							
CEO/GM	✓	✓	✓	✓	✓	✓	✓
Finance					✓		
Chief Operating Officer			✓		✓		
Marketing/Sales				✓			✓
Research and Development	✓					✓	✓
Technical Operations			✓			✓	
Business Development		✓		✓	✓		✓
Geography							
North America	✓	✓	✓	✓	✓	✓	✓
Asia/Middle East			✓				
Europe	✓		✓				✓
Demographics							
Age	70	57	52	66	64	68	60
Tenure	2006	2013	2013	2005	2015	2015	2015
Male/Female	M	M	F	M	M	M	M

Director Nominees for Election at the 2021 Annual Meeting of Shareholders

The biographical description below for each director nominee includes the specific experience, qualifications, attributes and skills that led to the conclusion by the Board of Directors that such person should serve as a director of Vericel.



Age: 70

Director Since: 2006

Other Current Public Company Directorships:
None

Vericel Board committee(s):
Audit and Governance and Nominating Committees

Robert L. Zerbe, M.D.   Independent

Retired Chief Executive Officer, QUATRx Pharmaceuticals Company

Professional Highlights

Robert L. Zerbe, M.D., has served as a director of Vericel since January 2006 and as the Chairman of our Board of Directors since October 2012. Until July 2016, Dr. Zerbe served as the Chief Executive Officer of QUATRx Pharmaceuticals Company, a venture-backed drug development company which he co-founded in 2000. Prior to his role at QUATRx, Dr. Zerbe held several senior executive management positions with major pharmaceutical companies including Eli Lilly and Company (from 1982 to 1993) and Pfizer (formerly Parke-Davis) (from 1993 to 2000). During his tenure at Eli Lilly, Dr. Zerbe's clinical research and development positions included Managing Director, Lilly Research Center U.K., and Vice President of Clinical Investigation and Regulatory Affairs. He joined Parke-Davis in 1993, becoming Senior Vice President of Worldwide Clinical Research and Development. In this capacity, he led the clinical development programs for a number of key products, including Lipitor and Neurontin.

Other Leadership Positions and Experiences

Dr. Zerbe also serves on the board of directors of Metabolic Solutions Development Company and Cirius Therapeutics, both private companies focusing on metabolic diseases.

Qualifications of Particular Relevance to Vericel

Dr. Zerbe received his M.D. from the Indiana University School of Medicine, and has completed post-doctoral work in internal medicine, endocrinology and neuroendocrinology at Indiana University and the National Institutes of Health. The Board of Directors believes Dr. Zerbe's qualifications to serve on our Board of Directors include his senior management positions at major pharmaceutical companies and his clinical development experience.



Age: 57

Director Since: 2013

Other Current Public Company Directorships:
Trevi Therapeutics, Inc.

Vericel Board committee(s):
None

Dominick C. Colangelo

President and Chief Executive Officer, Vericel

Professional Highlights

Dominick C. Colangelo has served as a director and as Vericel's President and Chief Executive Officer since March 2013. Mr. Colangelo has more than 20 years of executive management and corporate development experience in the biopharmaceutical industry, including nearly a decade with Eli Lilly and Company. During his career, he has held a variety of executive positions of increasing responsibility in product development, pharmaceutical operations, sales and marketing, and corporate development. He has extensive experience in the acquisition, development and commercialization of products across a variety of therapeutic areas. During his tenure at Eli Lilly, Mr. Colangelo held positions as Director of Strategy and Business Development for Eli Lilly's Diabetes Product Group and also served as a founding Managing Director of Lilly Ventures.

Other Leadership Positions and Experiences

Mr. Colangelo also serves on the board of directors of Trevi Therapeutics, Inc., a publicly-traded clinical-stage biopharmaceutical company focused on the development and commercialization of treatments for serious neurologically-mediated conditions. Mr. Colangelo is a member of both the Audit and Compensation Committees of the Trevi Therapeutics board.

Qualifications of Particular Relevance to Vericel

Mr. Colangelo received his B.S.B.A. in Accounting, *Magna Cum Laude*, from the State University of New York at Buffalo and a J.D. degree, with honors, from the Duke University School of Law. The Board of Directors believes Mr. Colangelo's qualifications to serve on our Board of Directors include his significant contributions within the biopharmaceutical industry, as well as the experiences developed through his legal and accounting backgrounds.



Age: 52

Director Since: 2013

Other Current Public Company Directorships:

Ziopharm Oncology, Inc. (Interim Chief Executive Officer)

Vericel Board committee(s):

Compensation and Governance and Nominating (Chair) Committees

Heidi Hagen   Independent

Interim Chief Executive Officer, Ziopharm Oncology, Inc.; Biotechnology and Pharmaceutical Operations and Technology Consultant, HH Consulting LLC

Professional Highlights

Heidi Hagen, a director since August 2013, currently serves as Interim Chief Executive Officer of Ziopharm Oncology, Inc., a publicly-traded company focused on developing the next generation of immune-oncology gene and cell therapies. Ms. Hagen was appointed Interim CEO in February 2021 and has served on the Ziopharm Oncology board of directors since June 2019. Ms. Hagen also continues her work as a biotechnology and pharmaceutical operations and technology consultant with HH Consulting LLC, an organization she began in October 2012. Additionally, since October 2015, Ms. Hagen has served as Co-founder and Advisor (formerly Chief Strategy Officer) for Vineti, Inc., a privately-held company that develops and sells cloud-based software platforms for ordering, manufacturing and delivering personalized medicines. Previously, Ms. Hagen served as interim Chief Commercial Officer at ZappRx, Inc. from January 2015 to June 2015, and as Global Chief Operating Officer at Sotio LLC, a biotechnology company developing new therapies for the treatment of cancer and autoimmune diseases using its immunotherapy platform and proprietary cell-based technologies, from March 2013 to April 2014. Prior to joining Sotio, Ms. Hagen was Senior Vice President of Operations at Dendreon Corporation from 2002 to 2012, where she was responsible for, among other duties, manufacturing and supply chain operations. Prior to joining Dendreon, Ms. Hagen spent nearly ten years at Immunex Corporation, where she held positions in drug development, supply chain and operations.

Other Leadership Positions and Experiences

In addition to serving on the Ziopharm Oncology board of directors, since June 2019, Ms. Hagen has been a member of the board of directors of Lykan Biosciences, a privately-held company focused on cell and gene manufacturing.

Qualifications of Particular Relevance to Vericel

Ms. Hagen earned a B.S. in cell and molecular biology, M.S. in bioengineering, and M.B.A. at the University of Washington. The Board of Directors believes Ms. Hagen's qualifications to serve on our Board of Directors include her leadership roles in the biotechnology industry in a wide range of positions, as well as her expertise in manufacturing, quality and other technical operations in the biotechnology and pharmaceutical space.



Age: 66

Director Since: 2005

Other Current Public Company Directorships:

SANUWAVE Health, Inc.

RenovaCare, Inc. (Chairman and Chief Executive Officer)

Vericel Board committee(s):

Audit and Compensation (Chair) Committees

Alan L. Rubino   Independent

Chairman, President and Chief Executive Officer, RenovaCare, Inc.

Professional Highlights

Alan L. Rubino, a director since September 2005, has served as Chairman, President and Chief Executive Officer of RenovaCare, Inc., a publicly-traded biotechnology company, since November 2019. Prior to RenovaCare, from September 2012 to November 2019, Mr. Rubino served as Chief Executive Officer and President of Emisphere Technologies, Inc. Prior to joining Emisphere, Mr. Rubino served as Chief Executive Officer and President of New American Therapeutics, Inc., a specialty pharmaceutical company, from October 2010 to August 2012, where he led the acquisition of penciclovir from Novartis AG. From February 2008 to September 2010, Mr. Rubino served as the Chief Executive Officer and President of Akrimax Pharmaceuticals, LLC, an integrated specialty pharmaceutical company. Prior to this, he served as President and Chief Operating Officer of Pharmos Corporation, a biopharmaceutical company. Mr. Rubino has continued to expand upon a highly successful and distinguished career that included Hoffmann-La Roche, Inc., a research-focused healthcare company, from 1977 to 2001, where he was a member of the U.S. Executive and Operating Committees and an executive officer. During his Hoffman-La Roche tenure, Mr. Rubino held a series of key executive positions in marketing, sales, business operations, supply chain and human resource management. In addition, he was assigned to various executive committee roles in the areas of marketing, project management, and globalization of Roche Holdings.

Other Leadership Positions and Experiences

Since 2014, Mr. Rubino has served on the board of directors of SANUWAVE Health, Inc. Additionally, since 2010, Mr. Rubino has served on the board of directors of Genisphere, Inc., a private company that provides a nanotechnology platform for targeted drug delivery. Mr. Rubino also serves on the board of advisors of Rutgers University School of Business and the Lerner Center for Pharmaceutical Studies.

Qualifications of Particular Relevance to Vericel

Mr. Rubino received a B.A. degree in economics from Rutgers University with a minor in biology/chemistry and also completed post-graduate educational programs at the University of Lausanne and Harvard Business School. The Board of Directors believes Mr. Rubino's qualifications to serve on our Board of Directors include his financial acumen as well as his leadership roles in the life sciences industry in a wide range of positions, including those focused on sales and marketing and SEC matters. Additionally, Mr. Rubino possesses significant expertise in human resources, compensation and business development matters.



Age: 64

Director Since: 2015

Other Current Public Company Directorships:

Stealth Biotherapeutics Corp.

Vericel Board committee(s):

Audit (Chair) Committee

Kevin F. Mclaughlin   Independent

Senior Vice President, Chief Financial Officer and Treasurer, Acceleron Pharma Inc.

Professional Highlights

Kevin F. McLaughlin, a director since January 2015, has been the Senior Vice President, Chief Financial Officer and Treasurer of Acceleron Pharma Inc. since 2010. Previously he served as Senior Vice President and Chief Financial Officer of Qteros, Inc., a cellulosic biofuels company from 2009 to 2010. From 2007 through 2009, he served as the Chief Operating Officer and a director of Aptius Education, Inc., a publishing services company, which he co-founded in 2007. From 1996 through 2007, Mr. McLaughlin held several executive positions with PRAECIS Pharmaceuticals, Inc. He joined PRAECIS as their first Chief Financial Officer and later became Chief Operating Officer, and then President and Chief Executive Officer, while serving as a member of the board of directors. He began his career in senior financial roles at Prime Computer and Computervision Corporation.

Other Leadership Positions and Experiences

Mr. McLaughlin is a member of the board of directors and Chairman of the audit committee of Stealth Biotherapeutics Corp.

Qualifications of Particular Relevance to Vericel

Mr. McLaughlin received a B.S. in business from Northeastern University and an MBA from Babson College. The Board of Directors believes Mr. McLaughlin's qualifications to serve on our Board of Directors include his leadership roles in the biopharmaceutical industry in a wide range of positions and his expertise handling financial and accounting matters.



Age: 68

Director Since: 2015

Other Current Public Company Directorships:

- ContraFect Corporation
- SCYNEXIS, Inc.
- Akebia Therapeutics, Inc.

Vericel Board committee(s):

Compensation Committee

Steven C. Gilman, Ph.D.   Independent

Retired Chairman and Chief Executive Officer, ContraFect Corporation

Professional Highlights

Steven C. Gilman, Ph.D., a director since January 2015, served as the Chairman of the board of directors and Chief Executive Officer of ContraFect Corporation until his retirement in April 2019. He previously served as the Executive Vice President, Research & Development and Chief Scientific Officer at Cubist Pharmaceuticals from September 2010 until its acquisition by Merck & Co., in January 2015. Prior to joining Cubist, Dr. Gilman served as Chairman of the board of directors and Chief Executive Officer of ActivBiotics, Inc., a privately-held biopharmaceutical company, from March 2004 to October 2007. Previously, Dr. Gilman worked at Millennium Pharmaceuticals, Inc., where he held a number of senior leadership roles, including Vice President and General Manager, Inflammation. Prior to Millennium, he was Group Director at Pfizer Global Research and Development and has also held scientific, business, and academic appointments at Wyeth Pharmaceuticals, Inc., Cytogen Corporation, Temple Medical School, and Connecticut College.

Other Leadership Positions and Experiences

Dr. Gilman currently serves on the boards of directors of ContraFect Corporation, SCYNEXIS, Inc. and Akebia Therapeutics, Inc., and previously served on the board of directors of Momenta Pharmaceuticals, Inc. Dr. Gilman has also served on the board of directors of the Massachusetts Biotechnology Association and held advisory roles on the Penn State University biotechnology board and the Northeastern University drug discovery board.

Qualifications of Particular Relevance to Vericel

Dr. Gilman received his B.A. in microbiology from Miami University of Ohio and a Ph.D. and M.S. degree in microbiology from Pennsylvania State University. Dr. Gilman performed his post-doctoral training at Scripps Clinic and Research Foundation. The Board of Directors believes Dr. Gilman's qualifications to serve on our Board of Directors include his leadership roles in the biopharmaceutical industry in a wide range of positions.



Age: 60

Director Since: 2015

Other Current Public Company Directorships:

Obsidian Therapeutics, Inc. (Chief Executive Officer)

Cynata Therapeutics Limited

Vericel Board committee(s):

Governance and Nominating Committee

Paul K. Wotton, Ph.D.   Independent

Chief Executive Officer, Obsidian Therapeutics, Inc.

Professional Highlights

Paul K. Wotton, Ph.D., a director since January 2015, currently serves on the board of directors and is the Chief Executive Officer of Obsidian Therapeutics, Inc., a position he has held since April 2019. Previously, he was the founding President and Chief Executive Officer of Sigilon Therapeutics, Inc., a cell therapeutics company started in May 2016. Prior to that, he served as the President and Chief Executive Officer and as a member of the board of directors of Ocata Therapeutics, Inc. from July 2014, until its acquisition by Astellas Pharma US, Inc. in February 2016, where he also served as the Co-Chairman of the Integration Management Office from February 2016 until May 2016. Prior to Ocata, Dr. Wotton served as President and Chief Executive Officer and as a member of the board of directors of Antares Pharma, Inc. from October 2008 to June 2014. Prior to joining Antares, Dr. Wotton was the Chief Executive Officer of Topigen Pharmaceuticals. Prior to Topigen, he was the Global Head of Business Development of SkyePharma PLC. Earlier in his career, Dr. Wotton held senior level positions at Eurand International BV, Penwest Pharmaceuticals, Abbott Laboratories and Merck, Sharp and Dohme.

Other Leadership Positions and Experiences

Dr. Wotton serves as a member of the board of directors of Cynata Therapeutics Limited and PaxMedica, Inc. and, previously, was a member of the board of directors and Chairman of the compensation committee of Veloxis Pharmaceuticals A/S, until its acquisition by Asahi Kasei in January 2020. Dr. Wotton is also past Chairman of the Emerging Companies Advisory Board of BIOTEC Canada and was named Ernst & Young Entrepreneur of the Year for Life Sciences, New Jersey, in 2014.

Qualifications of Particular Relevance to Vericel

Dr. Wotton received his Bachelor's in Pharmacy, with honors, from University College London, his Ph.D. in pharmaceutical sciences from the University of Nottingham and his M.B.A. from Kingston Business School. The Board of Directors believes Dr. Wotton's qualifications to serve on our Board of Directors include his leadership roles in the life sciences industry in a wide range of positions.

Identifying and Evaluating Candidates for Director

The Governance and Nominating Committee (the "Governance Committee") evaluates and recommends to the Board of Directors the nominees for each election of directors. Both the Governance Committee and the Board use a variety of methods for identifying and evaluating such nominees, and the Governance Committee, in consultation with the Chairman and other Board members, regularly assesses the composition of the Board and each committee to evaluate their effectiveness and whether or not changes should be considered. The full Board annually determines the diversity of specific skills and characteristics that could improve the overall quality and ability of the Board to carry out its oversight of the Company and other functions.

The Governance Committee's goal is to assemble a Board of Directors that brings to Vericel a variety of perspectives and skills derived from high quality business and professional experience, while considering the appropriate size of both the Board and its committees. In doing so, the Governance Committee also considers candidates with appropriate non-business backgrounds. In general, the Governance Committee seeks director nominees with the talents and backgrounds that provide the Board of Directors with an appropriate mix of knowledge, skills and experience for the needs of Vericel's business. There are no stated minimum criteria for director nominees, and the Governance Committee may consider such other factors as it deems are in the best interests of Vericel and its shareholders. In general, and given Vericel's position as a leader in the biotechnology and medical technology/medical device space, the Board believes it should be comprised of persons with skills and experience in areas such as:

- Corporate strategy and development
- Commercial sales and marketing
- Commercial operations and execution
- Research and development
- Technical operations
- Manufacturing of biotechnology and medical device products
- Knowledge of the legal and compliance issues facing the life science industry
- Experience concerning the policies and procedures of public and private payers in the medical technology and biopharmaceutical space
- Corporate finance
- Financial and/or accounting expertise and experience with regulatory and SEC requirements applicable to public companies
- Organizational leadership, development and management
- Public company management and disclosure
- Corporate risk assessment, management, and prior experience in the medical technology, biopharmaceutical and complex biologics industries

The Governance Committee also actively seeks out highly-qualified diverse candidates. In February 2020, the Board formalized its long-standing practice of considering women and minority candidates for open director positions by amending the Charter of the Governance Committee and its Director Nominations Policy to clearly state that in filling each open director position the Governance Committee will endeavor to actively seek out highly-qualified diverse candidates (including diversity on the basis of gender, race and ethnicity) to include in the pool from which director nominees are chosen. Additionally, in situations where the Governance Committee engages a third-party search firm to assist in a Board member search, it requires that the search firm actively seek out highly qualified female and racially/ethnically diverse candidates, as well as individuals with diverse backgrounds, skills and experiences, to include in the candidate pool.

The Governance Committee recognizes that under applicable regulatory requirements at least one member of the Board of Directors must, and believes that it is preferable that more than one member of the Board of Directors should, meet the criteria for an "audit committee financial expert" as defined by SEC rules, and that at least a majority of the members of the Board of Directors must meet the definition of "independent director" under the Nasdaq listing standards or the listing standards of any other applicable self-regulatory organization that Vericel is subject to or governed by. The Governance Committee also believes that it is appropriate for at least one member of Vericel's management to participate as a member of the Board of Directors.

The Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board of Directors that is up for re-election at an upcoming annual meeting of shareholders does not wish to continue in service, the Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Governance Committee and the Board are polled for suggestions as to individuals meeting the criteria of the Governance Committee. Research may also be performed to identify qualified individuals. If the Governance Committee believes that the Board of Directors requires additional candidates for nomination, the Governance Committee may explore alternative sources for identifying additional candidates. This may include engaging, as appropriate, a third-party search firm to assist in identifying qualified candidates.

Shareholder Recommendations

The Governance Committee will evaluate any recommendation for director nominees proposed by a shareholder who (i) has continuously held at least 1% of the outstanding shares of our common stock entitled to vote at the Annual Meeting for at least one year by the date the shareholder makes the recommendation, and (ii) undertakes to continue to hold the common stock through the date of the meeting. In order to be evaluated in connection with Vericel's established procedures for evaluating potential director nominees, any recommendation for a director nominee submitted by a qualifying shareholder must be received by Vericel no later than 120 days prior to the anniversary of the date proxy statements were made available to shareholders in connection with the prior year's annual meeting. Any shareholder recommendation for a director nominee must be submitted to the General Counsel and Secretary, in writing, at 64 Sidney St., Cambridge, Massachusetts 02139, and must contain the following information:

- A statement by the shareholder that he/she is the holder of at least 1% of our common stock and that the stock has been held for at least one year prior to the date of the submission and that the shareholder will continue to hold the shares through the date of the annual meeting
- The candidate's name, age, contact information and current principal occupation or employment
- A description of the candidate's qualifications and business experience during, at a minimum, the last five years, including the candidate's principal occupation and employment and the name and principal business of any corporation or other organization at which the candidate was employed
- The candidate's resume

The Governance Committee will evaluate recommendations for director nominees submitted by directors, management or qualifying shareholders in the same manner, using the criteria stated above.

All directors and director nominees will submit a completed director and officer questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Governance Committee.

Board's Role and Responsibilities

Board Role in Risk Management/Oversight

Assessing and managing risk is the responsibility of Vericel's management. The Board of Directors oversees and reviews certain aspects of our risk management efforts. The Board of Directors is involved in risk oversight through direct decision-making authority with respect to significant matters and the oversight of management by the Board of Directors and its committees. Among other areas, the Board of Directors is directly involved in overseeing risks related to Vericel's overall strategy, including clinical and product development strategies, financing strategies, business continuity, crisis preparedness and corporate reputational risks.

The committees of the Board of Directors execute their oversight responsibility for risk management as follows:

The **Audit Committee** has responsibility for overseeing Vericel's internal financial and accounting controls, as well as the work performed by Vericel's independent registered public accounting firm and internal audit team. As part of its oversight function, the Audit Committee regularly discusses with management and our independent registered public accounting firm our major financial and controls-related risk exposures and steps that management has taken to monitor and control such exposures. In addition, the Company, under the supervision of the Audit Committee, has established procedures available to all employees for the anonymous and confidential submission of complaints relating to any matter to encourage employees to report questionable activities directly to Vericel's senior management, the Compliance Officer or the Audit Committee. The Audit Committee also reviews transactions between Vericel and its officers, directors, affiliates of officers and directors or other related parties for conflicts of interest. The Audit Committee also receives regular reports and feedback from the Vericel Compliance Officer concerning the health of the Company's Compliance Program as well as management's Enterprise Risk assessment of the organization.

The **Compensation Committee** is responsible for overseeing risks related to Vericel's cash and equity-based compensation programs and practices, and ensuring that executive and employee compensation plans are appropriately structured so that they do not incentivize excessive risk-taking and are not reasonably likely to have a material adverse effect on Vericel.

The **Governance Committee** is responsible for overseeing risks related to the composition and structure of the Board of Directors, its committees and our corporate governance, and works to ensure that our corporate governance does not encourage or promote excessive risk-taking on the part of the Board of Directors or by Vericel employees.

CYBERSECURITY RISK MANAGEMENT

The Board is particularly focused on cybersecurity. Although specific responsibility for cybersecurity risk is delegated to the Audit Committee, the Board of Directors receives regular reports from management on both the cybersecurity risks facing the Company and various mitigation and protective measures that are currently being implemented across the organization. Additionally, as part of its continuing education initiatives, the Board receives training on cybersecurity matters from outside experts in the field.

Management Succession Planning

At least annually, the Governance Committee meets with our President and CEO to discuss succession planning for the executive management team. The Governance Committee also considers the procedure for timely and efficient transfer of CEO responsibilities in the event of an emergency or the sudden incapacity, death, resignation or retirement, or the occurrence of any other event that would have a material impact on Mr. Colangelo's ability to fulfill his job duties.

Code of Ethics

The Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors as well as a separate Code of Ethics for Senior Financial Officers. These documents are available on the Investor Relations page of our website, www.vcel.com, and by following the Corporate Governance link. We will also make information related to any amendments to, or waivers from, these Codes of Ethics available on the website as required by law.

Board Structure

Board Leadership Structure

The Board of Directors' general policy is that the position of Chairman of the Board of Directors may be held by the Chief Executive Officer, but that if those positions are held by the same individual or if the Chairman is otherwise not independent, the Board of Directors shall appoint an independent Lead Director. The CEO shall preside at all meetings of the shareholders and at all meetings of the Board of Directors at which he or she is present, in each case unless a Chairman has been elected. If a Chairman has been elected, he or she shall preside at all shareholder and Board of Directors meetings at which he or she is present and, if independent, at all executive sessions of the independent directors, and shall perform such other powers and duties as may be assigned to him or her by the Board of Directors. If the Chairman is not independent and a Lead Director is appointed, he or she shall preside at executive sessions of the independent directors and will bear such further responsibilities as the full Board of Directors may designate from time to time. Currently, Dr. Zerbe serves as the Board's independent Chairman.

The independent members of the Board of Directors have periodically reviewed this leadership structure and believe it is appropriate for Vericel at the current time. The CEO is responsible for setting the strategic direction for Vericel and the day-to-day leadership and performance of Vericel, while the Chairman of the Board of Directors provides guidance to the CEO and sets the agenda for Board of Directors meetings and presides over meetings of the full Board of Directors. The CEO and Chairman of the Board of Directors provide leadership to the Board of Directors and work with the Board of Directors to define its structure and activities in the fulfillment of its responsibilities. The Chairman of the Board of Directors presides over executive sessions and ensures that no conflict of interest arises between management and the functions of the Board of Directors and facilitates communication among the directors. The Chairman of the Board of Directors and the CEO work together to provide an appropriate information flow to the Board of Directors, and the Chairman of the Board of Directors works with other Board members to provide strong, independent oversight of Vericel's management and affairs. Thus, the Board of Directors believes that the current structure balances the needs for the CEO to run Vericel on a day-to-day basis with the benefit provided to Vericel by significant involvement and leadership of an independent Chairman of the Board of Directors.

Board Independence

The Board of Directors has affirmatively determined that all of the members of the Board of Directors and each director nominee, other than Mr. Colangelo, are independent within the meaning of the director independence standards of Nasdaq and the SEC. Mr. Colangelo is not considered independent because of his current employment as the President and CEO of Vericel. There are no family relationships between any of our directors and any of our executive officers.

Executive Sessions

Applicable Nasdaq listing standards require that the independent directors meet from time-to-time in executive session. In fiscal year 2020, our independent directors met in regularly scheduled executive sessions with only independent directors present at each Board and committee meeting.

Committees of the Board

Audit Committee



**Chairperson
Kevin F.
McLaughlin**

Members



Alan L. Rubino



**Robert L.
Zerbe, M.D.**

Responsibilities

Under the terms of its current Charter, the Audit Committee's responsibilities include:

- Reviewing with Vericel's independent accountants and management the annual financial statements and independent accountants' opinion
- Reviewing the scope and results of the examination of Vericel's financial statements by the independent accountants
- Reviewing all professional services performed and related fees by the independent accountants
- Approving the retention of the independent accountants
- Periodically reviewing Vericel's accounting policies and internal accounting and financial controls

The Audit Committee may delegate duties or responsibilities to subcommittees or to one member of the Audit Committee. During the fiscal year ended December 31, 2020, the Audit Committee held five (5) meetings. All members of our Audit Committee are independent (as independence is defined in Rule 5605(a)(2) and as required under Rule 5605(c)(2) of the Nasdaq listing standards). Since March 2015, Mr. McLaughlin, an independent director, has been designated as an audit committee financial expert as defined in the rules of the SEC. The Audit Committee acts pursuant to a written charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com, and by following the Corporate Governance link. For additional information concerning the Audit Committee, see "Report of the Audit Committee of the Board of Directors."

Past-Year Highlights

In addition to its important oversight of Vericel's financial statements and of our independent registered public accounting firm, during 2020 the Audit Committee conducted a thorough review of, and made certain amendments to its Charter to memorialize its significant oversight of the Company's commercial compliance and risk management initiatives. In its oversight function, the Audit Committee also implemented changes to the Vericel Insider Trading Policy and Special Trading Procedures for Insiders which, among other things, implemented blanket prohibitions of hedging, pledging or other forms of speculative transactions in Vericel common stock by Company insiders.

Compensation Committee



Chairperson
Alan L. Rubino

Members



Heidi Hagen



Steven C. Gilman, Ph.D.

Responsibilities

Under the terms of its current Charter, the Compensation Committee's responsibilities include, in part:

- Determining and approving salary and bonus levels and equity award grants with respect to executive officers, and making recommendations to the Board of Directors regarding Mr. Colangelo's compensation
- Determining and approving equity award grants with respect to all employees and pools of grants therefor
- Reviewing and proposing to the Board of Directors changes in director compensation
- Retaining and approving the compensation of any compensation advisers and evaluating the independence of any such compensation advisers

In carrying out these responsibilities, the Compensation Committee reviews all components of executive officer compensation for consistency with the Compensation Committee's compensation philosophy and strategy as well as relevant compensation guidelines. The Compensation Committee may delegate duties or responsibilities to subcommittees or to one member of the Compensation Committee. During the fiscal year ended December 31, 2020, the Compensation Committee held five (5) meetings. All members of our Compensation Committee are independent (as independence is defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Compensation Committee acts pursuant to a written Charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com, and by following the Corporate Governance link.

Governance and Nominating Committee



Chairperson
Heidi Hagen

Members



Robert L.
Zerbe, M.D.



Paul K.
Wotton, Ph.D.

Responsibilities

Under the terms of its current Charter, the Governance Committee's responsibilities include:

- Assisting Vericel's Board of Directors in fulfilling its responsibilities by reviewing and reporting to the Board of Directors on (i) corporate governance compliance mechanisms, (ii) corporate governance roles amongst management and directors, and (iii) establishing a process for identifying and evaluating nominees for the Board of Directors

- Considering qualified candidates for appointment and nomination for election to the Board of Directors and making recommendations concerning such candidates

Consistent with this function, the Governance Committee encourages continuous improvement of, and fosters adherence to, our corporate governance policies, procedures and practices at all levels. The Governance Committee may delegate duties or responsibilities to subcommittees or to one member of the Governance Committee. During the fiscal year ended December 31, 2020, the Governance Committee held four (4) meetings. All members of the Governance Committee are independent (as independence is defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Governance Committee acts pursuant to a written charter, a current copy of which is available on the Investor Relations page of our website, www.vcel.com, and by following the Corporate Governance link.

Past-Year Highlights

As part of the Board's regular governance enhancement process, the Governance Committee recognized that terminating the Company's existing shareholder rights plan was in the best interests of the Company's shareholders. The Governance Committee subsequently recommended to the Board that it terminate the plan – which the Board did in February of 2021.

Board Practices, Policies and Processes

History of Commitment to Good Governance Practices

Board Practices	Board Enhancement	Shareholder Rights
Non-employee members meet in **executive session** without management at each regularly scheduled Board meeting **6 of 7** director nominees are **independent** Director **education** programs	Board **performance evaluations** and **assessment of needed skills** Commitment to **diversity** and **Board refreshment**	**Removal** of active **Shareholder Rights Plan** in February 2021

Board Meetings and Committees

During the fiscal year ended December 31, 2020, the Board of Directors held six (6) meetings. Each director serving on the Board of Directors in such fiscal year attended 100% of the meetings of the Board of Directors and 80% or more of the meetings of the Committees on which he or she served.

Director Attendance at Annual Meetings

The Board of Directors has adopted a Board Member Attendance at Annual Meetings Policy, which was last updated in July 2020. This policy is available on the Investor Relations page of our website, www.vcel.com, and by following the Corporate Governance link. All of the directors then in office attended our annual meeting of shareholders, which was held in April 2020 and conducted in a virtual, audio webcast format because of restrictions related to the COVID-19 pandemic.

Shareholder Communications with Directors

Our relationship with our shareholders is an important part of our corporate governance program. Engaging with shareholders helps us to understand how they view us, to set goals and expectations for our performance and to identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. The Board of Directors has adopted a Shareholder Communications with Directors Policy to inform shareholders how they may pose their questions or communicate their views to our Board of Directors. The Shareholder Communications with Directors Policy is available on the Investor Relations page of our website, www.vcel.com, and by following the Corporate Governance link.

Director Continuing Education

The Board of Directors recognizes the importance of ensuring that its members are continuously updated on matters of importance to its oversight of the Company from both an internal and external perspective. The Governance Committee maintains responsibility for determining issues and subject matter areas that require further education for the Board members, whether because of external developments or changes in Company direction. During 2020, the Board of Directors received education from Vericel's General Counsel and outside advisors in the areas of cybersecurity, sustainability, and environmental, social and corporate governance matters.

Certain Relationships and Related-Party Transactions

The Board of Directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related-party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, and as a general matter, it is Vericel's preference to avoid related-party transactions.

Our Audit Committee has primary responsibility for reviewing and approving in advance, or ratifying, all related-party transactions. In conformance with SEC regulations, we define related persons to include our executive officers, our directors and nominees to become a director of our Company, any person who is known to us to be a beneficial owner of more than 5% of any class of our voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or in which such a person has a 5% or greater beneficial ownership interest.

We have several processes that we use to ensure that we identify and review all related-party transactions. First, each executive officer is required to notify either our General Counsel of Chief Financial Officer of any potential transaction that could create a conflict of interest, and the General Counsel or Chief Financial Officer is required to notify the Audit Committee of the potential conflict. The directors, President and Chief Executive Officer, Chief Financial Officer and General Counsel are required to notify the Audit Committee of any potential transaction that could create a conflict of interest. Second, each year, we require our directors and executive officers to complete directors' and officers' questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest.

The Audit Committee reviews related-party transactions due to the potential for such transactions to create a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. Our Board or its committees only approve a related-party transaction if it is determined that a transaction is in the best interests of shareholders or is at least not inconsistent with those interests. This includes situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated party. There were no such reportable relationships or related party transactions during the fiscal year ended December 31, 2020.

Compensation of Directors

Our directors play a critical role in guiding our strategic direction and overseeing the management of Vericel. The many responsibilities and risks and the substantial time commitment of being a director require that we provide adequate compensation commensurate with our directors' workload and opportunity costs. Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors and appropriately compensate them for the time, expertise and effort required to serve as a director of a commercial stage, publicly-traded company that operates in a dynamic and highly-regulated industry. Non-employee directors receive a combination of annual cash retainers and stock option and restricted stock unit (RSU) grants in amounts that correlate to their responsibilities and levels of Board participation, including service on Board committees. At least every three years, the Compensation Committee engages an independent consultant to perform an analysis of the non-employee director compensation program. In 2019, the Compensation Committee engaged Frederic W. Cook & Co., Inc. ("F.W. Cook") to perform an independent review of the compensation program for non-employee directors.

The director compensation table reflects all compensation awarded to, earned by or paid to our non-employee directors for the fiscal year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][3]	Option Awards ($)[2][3]	Total ($)
Robert L. Zerbe	80,000	25,480	117,439	222,919
Kevin F. McLaughlin	60,000	25,480	117,439	202,919
Alan L. Rubino	64,500	25,480	117,439	207,419
Heidi Hagen	57,000	25,480	117,439	199,919
Paul K. Wotton	45,000	25,480	117,439	187,919
Steven C. Gilman	47,000	25,480	117,439	189,919

[1] Amount reflects the grant date fair value of awards of time-based RSUs made to the named director in 2020, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 9 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 24, 2021. The table below provides details as to the aggregate number of unvested stock awards held by our non-employee directors at fiscal year-end.

[2] Amount reflects the grant date fair value of stock option awards made to the named director in 2020, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 9 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 24, 2021. The table below provides details as to the aggregate number of shares underlying stock option awards held by our non-employee directors at fiscal year-end.

[3] Non-employee directors held the following unvested RSUs and unexercised stock options as of December 31, 2020:

Director	Stock Awards	Shares Underlying Stock Options
Robert L. Zerbe	1,750	61,750
Alan L. Rubino	1,750	109,250
Heidi Hagen	1,750	102,000
Steven C. Gilman	1,750	63,750
Kevin F. McLaughlin	1,750	96,250
Paul K. Wotton	1,750	43,750

Fees Earned or Paid in Cash. The Chairman of the Board of Directors receives an annual fee of $80,000 paid in equal quarterly increments and does not receive additional fees for service as a member of the Board of Directors or as an individual committee member. Each other non-employee director receives an annual fee of $40,000 paid in equal quarterly increments. The chairperson of each standing committee receives an additional annual fee of $20,000 for the Audit Committee, $14,500 for the Compensation Committee and $10,000 for the Governance Committee. The non-chair members of the Audit Committee each receives an additional $10,000 annual fee, each non-chair committee member of the Compensation Committee receives an additional $7,000 annual fee and each non-chair committee member of the Governance Committee receives an additional annual fee of $5,000, in each case payable quarterly.

Equity Awards. Under Vericel's Amended and Restated 2019 Omnibus Incentive Plan (the 2019 Plan) and Vericel's non-employee director compensation policy, a non-employee director who continued to serve beyond an annual meeting receives a stock option to purchase 13,125 shares granted on the date of each annual meeting, with an exercise price equal to the fair market value of our common stock on the date of grant, and a grant of 1,750 RSUs. Each non-employee director received a stock option to purchase 13,125 shares and a grant of 1,750 RSUs at the 2020 annual meeting. Such stock options vest in equal monthly increments over a period of one year, subject to continued service through the applicable vesting date. The RSUs vest on the earlier of the first anniversary date of the RSU grant or the date of the first annual meeting following the grant, subject to continued service through the vesting date. Newly-elected directors joining the Board of Directors during the period between annual meetings receive a grant for a pro rata amount of the shares subject to the option (reflecting the period of time until the next annual meeting) and a pro rata amount of the annual RSUs awarded (reflecting the period of time until the next annual meeting). In addition, each future non-employee director who joins the Board of Directors will also receive a one-time stock option to purchase 17,500 shares on the date of such director's appointment, which will vest in equal monthly installments over three years, subject to continued service through the applicable vesting date. These equity grants are made under the terms of Vericel's then-existing equity compensation plans, as previously approved by the shareholders. Stock options issued to directors shall terminate and may no longer be exercised after the first to occur of (a) the expiration date of the option, (b) 24 months after the date on which the director's service with Vericel is terminated, or (c) a change in control to the extent provided in the stock option agreement.

Non-employee directors have the ability, under Vericel's Non-Employee Director Deferred Compensation Program, to elect to receive RSUs upon vesting or RSUs with a deferred settlement. A non-employee director must elect to defer the receipt of a RSU grant by December 31st of the year prior to the grant and during an open-trading window. Newly elected non-employee directors must make an election within thirty days of joining the Board. RSUs with deferred settlement are subject to vesting but the shares are not issued until the earlier of (i) the non-employee director's service to Vericel is terminated, or (ii) a change in control as defined in the 2019 Plan. Further, under the Non-Employee Director Deferred Compensation Program, upon the occurrence of such event, the amounts credited in the non-employee director's account shall be paid in shares of stock as soon as practicable, but in no event after the last day of the calendar year in which the event occurs or two and one-half months after the event occurs, whichever comes later.

Executive Compensation

Proposal 2: Advisory Vote to Approve the Compensation of Our Named Executive Officers

The Board of Directors unanimously recommends a vote FOR the approval of this resolution.

Overview

Pursuant to the Dodd-Frank Act, this proposal gives our shareholders the opportunity to vote to approve or not approve, on an advisory basis, the compensation of our named executive officers. This is commonly known, and referred to herein, as a "say-on-pay" proposal or resolution. Under Section 14A(a)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), generally, each public company must submit a say-on-pay proposal to its shareholders not less frequently than once every three years. We intend to hold an advisory vote to approve the compensation of our named executive officers annually until at least the next advisory vote on the frequency of such advisory say-on-pay votes, which will occur no later than our 2024 annual meeting.

As discussed under the Compensation Discussion and Analysis ("CD&A") below, we believe that our executive compensation programs emphasize sustainable growth through a pay-for-performance orientation and a commitment to both operational and organizational execution. We believe that the compensation program for our named executive officers was instrumental in helping us achieve strong strategic and financial performance in 2020, notwithstanding the wide-ranging impacts of the COVID-19 pandemic.

We are asking our shareholders to vote "FOR" the following resolution at our Annual Meeting:

"RESOLVED, that the compensation paid to Vericel's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the compensation tables and narrative discussion, is hereby APPROVED."

We are asking shareholders to indicate their support for our named executive officers' compensation as described in this proxy statement. This vote is not limited to any specific item of compensation, but rather addresses the overall compensation of our named executive officers and our philosophy, policies and practices relating to their compensation as described in this proxy statement pursuant to Item 402 of Regulation S-K.

Vote Required

The say-on-pay resolution is advisory, and therefore will not have any binding legal effect on Vericel, the Board of Directors or the Compensation Committee. However, the Board of Directors and the Compensation Committee value the opinions of our shareholders and intend to take the results of the vote on this proposal into account in its future decisions regarding the compensation of our named executive officers. Abstentions and broker non-votes will have no effect on this Proposal 2. If you sign and submit your proxy card without marking your voting instructions, your shares will be voted "FOR" Proposal 2.

We believe that our compensation program for our named executive officers is in the best interests of Vericel and the Company's shareholders.

Vericel's Executive Officers



Dominick C. Colangelo

President and Chief Executive Officer

Dominick C. Colangelo joined Vericel in 2013 with more than 20 years of executive management and corporate development experience in the biopharmaceutical industry, including nearly a decade with Eli Lilly and Company. During his career, he has held a variety of executive positions of increasing responsibility in product development, pharmaceutical operations, sales and marketing, and corporate development. He has extensive experience in the acquisition, development, and commercialization of products across a variety of therapeutic areas. During his tenure at Eli Lilly and Company, Mr. Colangelo held positions as Director of Strategy and Business Development for Lilly's Diabetes Product Group and also served as a founding Managing Director of Lilly Ventures. Mr. Colangelo received his B.S.B.A. in Accounting, *Magna Cum Laude,* from the State University of New York at Buffalo and a J.D. degree, with Honors, from the Duke University School of Law.



Joe Mara

Chief Financial Officer

Joe Mara joined Vericel in January 2021 with more than 20 years of financial, strategic and operational experience, including more than 14 years of experience in the biotech industry. Prior to joining Vericel, Mr. Mara served as Vice President, Finance and Head of Investor Relations at Biogen Inc. While at Biogen, Mr. Mara held several finance leadership roles, including Vice President, Global Financial Planning and Analysis and Strategic Corporate Finance and Vice President, U.S. Finance and Operations. Mr. Mara worked across the entire Biogen organization in roles of increasing responsibility within Finance, including R&D, Corporate Finance, Corporate Strategy and Commercial operations, supporting company strategy, business development and several commercial launches. Prior to joining Biogen, Mr. Mara held finance and strategy roles in the financial services and technology industries, including at Thomson Reuters Corporation and Fidelity Investments. Mr. Mara earned a B.A. degree in Economics and International Studies from Northwestern University and an M.B.A. from the Sloan School of Management at M.I.T.



Michael Halpin

Chief Operating Officer

Michael Halpin joined Vericel in April of 2017 with over 28 years of regulatory, quality assurance, and clinical research experience with a variety of medical device, combination product, small molecule, biologic, and advanced therapy technologies. Prior to joining Vericel, Mr. Halpin was with Sanofi and Genzyme Corporation, most recently as Vice President, North American region regulatory head with responsibility for Sanofi Genzyme's rare disease, immuno-inflammatory, multiple sclerosis and other business unit products. Mr. Halpin has also served as Vice President, Regulatory Affairs for Genzyme's biosurgery division, with regulatory oversight of all biosurgery and cell and gene therapy products, including Carticel®, Epicel, and MACI. Prior to Genzyme, Mr. Halpin held a number of regulatory, quality, and clinical affairs positions at several medical device companies, including Abbott/MediSense, C.R. Bard, and Abiomed, Inc. Mr. Halpin received his master's degree in biomedical engineering and bachelor's degree in biochemistry from the University of Virginia.



Sean C. Flynn

Vice President, General Counsel and Secretary

Sean Flynn joined Vericel in 2019, having served as corporate and litigation counsel for nearly 20 years in both the public and private sectors. Prior to joining Vericel, Mr. Flynn held the position of Vice President and General Counsel of Verastem, Inc. where he was responsible for all legal matters across the organization. Mr. Flynn also served as Associate General Counsel and Chief Compliance Officer for Abiomed, Inc. during a period of rapid revenue and market growth. In that capacity, Mr. Flynn handled a wide variety of business and legal matters for the organization, while maintaining responsibility for the compliance readiness of the company on a global scale. Prior to joining Abiomed, Mr. Flynn served for seven years as a federal prosecutor with the Offices of the United States Attorney for the Eastern District of California and the Eastern District of New York. Mr. Flynn began his legal career as a litigator with Bingham McCutchen LLP, after clerking for the Honorable Ruggero J. Aldisert, Senior Circuit Judge, United States Court of Appeals for the Third Circuit, and after receiving his Juris Doctor, *cum laude*, from Vermont Law School. Prior to beginning his legal career, Mr. Flynn served as an Air Defense Artillery Officer in the United States Army, having graduated from the United States Military Academy at West Point in 1995.



Dr. Jonathan Hopper

Chief Medical Officer

Jonathan Hopper is a seasoned industry executive with previous experience as a surgeon and government regulator. He qualified in medicine in the United Kingdom in 1987 and trained as an orthopaedic and trauma surgeon, gaining additional clinical experience in Accident and Emergency, Sports Medicine and Trauma Intensive Care. Dr. Hopper became a Fellow of the Royal College of Surgeons of Edinburgh in 1992. In 1997, he joined the UK's Senior Civil Service as a senior medical officer at the UK's Department of Health, regulating medical device manufacturers and advising senior government officials and Ministers of State. Dr. Hopper attained the degree M.B.A. (Health Executive) from the University of Keele in 2003. In 2006, Dr. Hopper joined the medical device industry and moved to the United States in 2009. He has held various Global Medical Affairs and Clinical Development Executive roles for ConvaTec, Stryker, Osiris Therapeutics and Ferring Pharmaceuticals. Dr. Hopper joined Vericel in August 2018 and leads the Clinical Development, Pharmacovigilance and Medical Affairs functions.

Compensation Discussion and Analysis

The Compensation Committee of our Board of Directors, which is comprised solely of independent directors as defined by Nasdaq, outside directors as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and non-employee directors as defined by Rule 16b-3 of the Exchange Act, has been delegated the authority and responsibility to review and determine (and in the case of our CEO, Mr. Colangelo, recommend for approval by the Board of Directors) the compensation packages of our executive officers. The individuals who served as our named executive officers during fiscal year 2020 are those individuals listed in the "2020 Summary Compensation Table" below. Other information concerning the structure, roles and responsibilities of our Compensation Committee is set forth in the "Board Meetings and Committees—Compensation Committee" section of this Proxy Statement.

A discussion of the policies and decisions that shape our executive compensation program, including the specific objectives and elements, is set forth below.

This CD&A focuses on the compensation for our CEO, each person who served as our Principal Financial Officer during 2020 and our three other most highly compensated executive officers. Collectively, these officers are referred to as the named executive officers or NEOs. At times during 2020, both Gerard Michel (our former Chief Financial Officer and Vice President of Corporate Development) and Sandra Pennell (our Vice President and Controller) served as Principal Financial Officer for the Company. Mr. Michel resigned and his employment with Vericel terminated on September 30, 2020. Following Mr. Michel's departure, Ms. Pennell was appointed Principal Financial Officer and Principal Accounting Officer and served in that capacity between September 30, 2020 and January 25, 2021. Following Joe Mara's appointment as Chief Financial Officer and Principal Financial Officer in January 2021, Ms. Pennell continues to serve as Vericel's Principal Accounting Officer.

Our Approach to Compensation

Executive Compensation Objectives and Philosophy

The objectives of our executive compensation program are to attract, retain and motivate talented executives who are critical for the continued growth and success of Vericel and to align the interests of these executives with those of our shareholders. In this vein, our executive compensation program seeks to focus our leadership team on those key metrics that are critical drivers for executing on the Company's strategy and achieving long-term sustainable growth. We foster a "pay-for-performance" culture by setting metrics in our incentive compensation plans that reflect our business plan, the operating framework for achieving it and the goals we communicate to investors. We set target performance levels that are challenging but achievable and are aligned with our strategy and our longer-term financial outlook.

We also strive to provide an effective mix of compensation elements, including providing an appropriate balance between current and long-term compensation and between cash and equity incentive compensation. Cash payments primarily are aligned with and reward short-term performance, while equity awards encourage our named executive officers to deliver sustained strong results over multi-year performance periods, thereby encouraging strong performance, ensuring fairness among the executive management team by recognizing the contributions each executive makes to our success, supporting our talent attraction and retention objectives, and fostering alignment with investors.

Elements of Compensation

Target Total Direct Compensation



CEO

73%
Long-Term Equity Incentive Compensation
15%
Base Salary
12%
Annual Non-Equity Incentive Compensation
Performance-based

Other NEOs

62%
Long-Term Equity Incentive Compensation
28%
Base Salary
10%
Annual Non-Equity Incentive Compensation
Performance-based

Performance Metrics That Determine Our Variable Compensation and Their Relation to Our Strategy

Vericel is a high-growth commercial-stage company with a portfolio consisting of two commercial products, MACI and Epicel, which are currently sold in the U.S. market, and a development stage asset, NexoBrid, which is the subject of a BLA currently under review by the FDA. Our objective is to become the leading developer of advanced therapies and specialty biologics for the sports medicine and severe burn care markets. In pursuing this strategy, we seek to increase our commercial product revenue by increasing the number of surgeons implanting MACI, the average number of MACI procedures each such surgeon performs and expanding the number of burn centers consistently using Epicel. Additionally, it is our objective to lower the marginal manufacturing costs for MACI and Epicel through increased product volumes, while generating operating income by keeping the growth in commercial expense lower than growth in revenue, through product improvements and other strategies. We also are focused on helping secure the approval of NexoBrid by the FDA and adding it to our commercial portfolio in the near future.

Our executive officers' performance metrics have been designed by our Board of Directors. Those metrics consist of both revenue and financial targets, as well as product-related and operations goals in order to focus our management on advancing our overall corporate strategy and furthering both the short- and long-term growth of our organization. During 2020, those performance metrics consisted of the following targets:

	Our Goals	Our Metrics
Financial Goals	**Total net revenue**	Generate total net revenue of at least $152.6 million
	Budget expense	Achieve budget expense target of $121.5 million
Product Goals	**Commercial Product Goals**	Achieve budgeted MACI biopsy conversation rate and MACI surgeon engagement goals
	Long-Term Brand Development Goals	Complete MACI, Epicel and NexoBrid long-term brand development initiatives
	Product Development Goals	Submit NexoBrid BLA to the FDA with subsequent acceptance for filing
Operational Goals	**Manufacturing Capacity and Risk Mitigation Projects**	Complete manufacturing capacity assessment and secure Board approval of long-term manufacturing plan
	Operational Improvement Initiatives	Complete key manufacturing and information technology efficiency improvement initiatives
Upside Value Goals	**Business Development**	Execute high-quality business development transaction

Highlights of 2020 Performance and Impact on Executive Compensation

2020 Performance Impact on Executive Pay

Led by its executive management team, Vericel achieved strong performance during 2020 across a variety of metrics in one of the most challenging environments in recent years. Notwithstanding the widespread restrictions on elective surgical procedures across the United States during the second quarter of 2020 as a result of the COVID-19 pandemic, we were able to drive full-year net revenue growth for both MACI and Epicel, securing record volumes for both products in the process. Total full-year 2020 net revenue was $124.2 million and consisted of record full-year MACI revenue of $94.4 million and record full-year Epicel revenue of $27.5 million. Although the impact of COVID-19 caused total net revenue to fall short of the Company's full-year goal, our commercial team's agility in consistently engaging with customers in virtual settings, our disciplined approach to expense management and our significant efforts to protect the health and well-being of our critical production employees allowed Vericel to help treat more sports medicine and severe burn care patients than ever – and achieve gross margins for the year of 68%, which translated into our first ever full-year of positive net income. We generated $17.6 million in operating cash flow during the year and concluded 2020 with $100 million in cash and investments, and no debt.

At the same time, we were able to advance our long-term product and operational objectives, completing a key manufacturing capacity assessment and long-term manufacturing plan, which will help ensure that the significant growth in MACI and Epicel will be sustainable for years to come. In 2020, the FDA also accepted for review MediWound's BLA submission for NexoBrid.

We have continued to generate significant revenue growth since 2017, which has been driven by the strong growth of both MACI and Epicel. Prior to the COVID-19 pandemic, and since 2017, our business had delivered 30%-plus compounded annual revenue growth. MACI and Epicel revenue grew 30% in 2019, with our cartilage repair franchise having more than doubled since the launch of MACI, and Epicel growing at a double-digit rate for three consecutive years.

Say-On-Pay Vote

There was strong support at the 2020 annual meeting for the compensation program offered to Vericel's named executive officers with more than 96% of votes cast in favor of approval of the compensation paid to Vericel's named executive officers in 2019. In light of the strong support for our executive compensation program reflected by the results of the 2020 "say-on-pay" proposal, the Compensation Committee maintained the same general structure and approach for Vericel's executive compensation program for 2020. Although the results of the say-on-pay proposal are not binding on us, our Board and Compensation Committee value the input of our shareholders and intend to continue to consider the outcome of say-on-pay votes, as well as feedback received throughout the year, when making compensation decisions for our named executive officers in the future.

Executive Compensation Best Practices

✓ What We Do

- ✓ Design executive compensation to align pay with performance
- ✓ Balance short- and long-term incentive compensation to incentivize achievement of short- and long-term goals
- ✓ Retain independent compensation consultant reporting directly to the Compensation Committee
- ✓ Provide shareholders with an annual say-on-pay vote
- ✓ Prohibit short-sales, hedging, pledging or other inherently speculative transactions by our executives (for more information, please see our Special Trading Procedures for Insiders, which can be found on our website at www.vcel.com)
- ✓ Conduct competitive benchmarking to align executive compensation with the market

✗ What We Don't Do

- ✗ No excessive perquisites
- ✗ No tax gross-ups on executive perquisites or on executive severance or change in control benefits
- ✗ No single-trigger change in control benefits
- ✗ No liberal share recycling
- ✗ Do not provide dividends or dividend equivalents on unearned equity awards
- ✗ No repricing of underwater stock options without prior shareholder approval

Design and Structure of 2020 Executive Compensation

Our Business and Our Compensation Philosophy

The objectives of our executive compensation program are to attract, retain and motivate talented executives who are critical for the continued growth and success of Vericel and to align the interests of these executives with those of our shareholders. To this end, our compensation programs for executive officers are designed to achieve the following objectives:

- Maintain a culture of "pay for performance"

- Attract talented and experienced executives to join Vericel

- Motivate, reward and retain executives whose knowledge, skills and performance are critical to our success

- Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success

- Focus executive behavior on achievement of our corporate mission and short-term and long-term corporate objectives and strategy

- Align the interests of management and shareholders by providing management with longer-term incentives through equity ownership

The Compensation Committee reviews the allocation of compensation components regularly to help ensure alignment with strategic and operating goals, competitive market practices and legislative changes. The Compensation Committee does not apply a specific formula to determine the allocation between cash and non-cash forms of compensation. Certain compensation components, such as base salaries, benefits and perquisites, are intended primarily to attract and retain qualified executives. Other compensation elements, such as annual and long-term incentive opportunities, are designed to motivate and reward performance. The annual incentive motivates named executive officers to achieve specific operating objectives for the fiscal year. Long-term incentives are intended to reward our long-term performance and achievement of specific financial goals and to strongly align named executive officers' interests with those of shareholders.

Components of 2020 Compensation

The primary components of our executive officer compensation program are: (i) annual base salary; (ii) annual incentive compensation, which is based on the achievement of specified Company goals; and (iii) long-term equity incentive compensation in the form of periodic stock option and RSU grants, with the objective of aligning the executive officers' long-term interests with those of our shareholders.

In establishing overall executive compensation levels and making specific compensation decisions for the executives in 2020, the Compensation Committee considered a number of criteria, including the executive's position, prior compensation levels, scope of responsibilities, prior and current period performance, attainment of individual and overall Company performance objectives, and external market data. In addition, the Compensation Committee considered the results of the advisory vote by shareholders on the "say-on-pay" proposal presented to shareholders at Vericel's 2020 annual meeting.

Element	Target Mix	Strategy and Performance Alignment
Fixed Base Salary	 22%	We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. Base salaries are established in part based on the individual experience, skills and expected contributions of our executives and our executives' performance during the prior year.
At-risk Annual Non-Equity Incentive Compensation	 11%	Given the nature of our business, the determination of annual incentives for our executives has been tied to achieving our financial targets, advancing our commercial and development stage products and accomplishing operational goals. Each executive officer has a target cash incentive amount that is set as a percentage of his or her base salary. The amount of the cash incentives awarded by the Compensation Committee to our named executive officers each year is based on the achievement of performance and corporate goals set by the Compensation Committee in advance, which are designed to capture the important strategic, operational and financial aspects of the organization.
Long-Term Equity Incentive Compensation	 67%	Long-term incentive compensation allows the executive officers to share in any appreciation in the value of our common stock. In 2020, our Board of Directors awarded stock options and RSUs to our CEO, and the Compensation Committee awarded stock options and RSUs to our other named executive officers, to aid in their retention, to motivate them to achieve both near-term and long-term corporate objectives and to align their interests with those of our shareholders by creating a return tied to the performance of our stock price.

Base Salary

The Compensation Committee performs a review of base salaries for our executive officers annually. We may also change the base salary of an executive officer at other times due to market conditions or if a change in the scope of the officer's responsibilities justifies such adjustment. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance. Base salaries are established in part based on the individual experience, skills and expected contributions of our executives and our executives' performance during the prior year.

In February 2020, our Compensation Committee approved merit increases in base salary for each of our named executive officers serving at that time, based upon various factors, including a review of individual performance during 2019 and a comparison of projected cash compensation against peer group benchmarks. Salary adjustments were based on the goal of providing cash compensation at or near the peer group median, taking into account tenure in the executive's position and the executive's performance. The Compensation Committee approved base salary increases in order to maintain competitive compensation arrangements for executive officers relative to our peer group and as a reward for strong performance during 2019. The resulting salaries were generally consistent with or less than the median salary rate in our peer group. The table below sets forth the adjustments to base salary, in dollars and as a percentage, for each of our named executive officers:

	Base Salary Adjustments		
Name	2019 Base Salary ($)	2020 Base Salary ($)	Increase (%)
Dominick C. Colangelo	634,000	675,000	6.5%
Michael Halpin	370,000	395,000	6.8%
Sean C. Flynn	340,000	350,000	2.9%
Jonathan Hopper	350,000	365,000	4.3%
Gerard Michel[1]	398,000	410,000	3.0%
Sandra Pennell[2]	200,000	222,500	11.3%

[1] Mr. Michel resigned as Chief Financial Officer and Vice President Corporate Development and his employment with Vericel terminated on September 30, 2020. Joe Mara was appointed Vericel's Chief Financial Officer, effective January 25, 2021.

[2] Ms. Pennell serves as Vericel's Vice President and Controller. Following Mr. Michel's resignation as Chief Financial Officer and Vice President of Corporate Development, effective September 30, 2020, Ms. Pennell was appointed Vericel's Principal Financial Officer and Principal Accounting Officer, effective September 30, 2020. Following Mr. Mara's appointment as Chief Financial Officer and Principal Financial Officer on January 25, 2021, Ms. Pennell continues to serve as Vericel's Principal Accounting Officer. Ms. Pennell's base salary was increased from $200,000 to $222,500 upon her appointment as our Principal Financial Officer and Principal Accounting Officer.

Annual Non-Equity Incentive Compensation

Given the nature of our business, the determination of annual incentives for our executives has been tied to achieving our financial targets, advancing our commercial and development stage products and accomplishing operational goals. Each executive officer has a target cash incentive amount that is set as a percentage of his or her base salary which is also based, in part, on peer group benchmarks. The amount of the cash incentives awarded by the Compensation Committee to our named executive officers each year is based on the achievement of performance and corporate goals set by the Compensation Committee in advance, which are designed to capture the important operational and financial aspects of the organization. The 2020 corporate goals approved by our Compensation Committee were:

1. Achieve Financial Targets (the "Financial Goals") (40%):
   a. Generate total net revenue of $152.6 million or more (excluding accounts receivable write-downs from former pharmacy provider cases)
   b. Achieve budget expense target of $121.5 million (excluding depreciation, amortization and stock-based compensation and, on a case-by-case basis, unusual one-time expenses or changes in accounting methodology)

2. Advance Products and Life Cycle Management (the "Product Goals") (40%):
   a. Achieve budgeted MACI biopsy conversion rate and MACI biopsy surgeon engagement goals
   b. Submit NexoBrid BLA to the FDA by August 31, 2020 with subsequent acceptance for filing by the FDA
   c. Complete MACI, Epicel and NexoBrid long-term brand development initiatives

3. Complete Operational Goals (the "Operational Goals") (20%):
   a. Complete manufacturing capacity assessment and secure Board approval of long-term manufacturing plan
   b. Complete key manufacturing and IT efficiency improvement initiatives

4. Upside Value Goal (the "Upside Goal") (up to 15%):
   a. Execute a high-quality business development transaction

Our 2020 annual incentive program includes a cap on payouts of 200% of target such that no more than 200% of target may be earned under the annual incentive program. The Compensation Committee reviewed the Company's performance in 2020 against the corporate goals and made a determination of a 100% achievement of our corporate goals for 2020, based on the following:

1. 40% out of a targeted 40% was awarded for the Financial Goals. The Compensation Committee awarded the target percentage for these goals as a result of the Company significantly exceeding goals relating to budgeted expenses. The fiscal discipline demonstrated by the Company in light of the COVID-19 pandemic resulted in the Company achieving its first full year of positive net income in its history.

2. 40% out of a targeted 40% was awarded for Product Goals. The Compensation Committee awarded the target percentage for these goals primarily due to the Company successfully submitting the NexoBrid BLA to the FDA in advance of August 31, 2020, and the FDA's subsequent acceptance of the BLA for filing, and the Company's partial achievement of the long-term product brand development initiatives, and MACI biopsy conversion rate and surgeon engagement goals.

3. 20% out of a targeted 20% was awarded for the Operational Goals. The Compensation Committee awarded the target percentage for these goals primarily due to the Company's successful completion of a manufacturing capacity assessment and the Board of Directors' subsequent approval of the Company's long-term manufacturing plan, as well as the Company's completion of key manufacturing and IT efficiency improvement initiatives.

4. 0% out of a maximum 15% was awarded for the Upside Goal. During 2020, the Company chose not to move forward with any business transaction.

The Committee noted that performance against the 2020 goals was excellent when considering the widespread effects of the COVID-19 pandemic on elective surgeries throughout the country, including MACI procedures. Nevertheless, the Committee made no adjustments to the manner in which the goals were scored.

The table below shows the target award under the 2020 annual incentive program as a percentage of each named executive officer's annual base salary in 2020, the target cash award opportunity in dollars for 2020, and the actual cash bonus payments and percentage of award opportunity paid to our named executive officers for 2020 performance.

| | 2020 Annual Incentive Program | | | |
Name	2020 Target Award (% of Base Salary)	2020 Target Award Opportunity ($)	2020 Actual Bonus Payment ($)	2020 Actual Bonus Payment (% of Target Award Opportunity)
Dominick C. Colangelo	75%	506,250	506,250	100%
Michael Halpin	45%	177,750	177,750	100%
Sean C. Flynn	40%	140,000	140,000	100%
Jonathan Hopper	40%	146,000	146,000	100%
Gerard Michel[1]	45%	184,500	—	—
Sandra Pennell[2]	30%	63,400	63,400	100%

[1] Mr. Michel resigned as Chief Financial Officer and Vice President of Corporate Development and his employment with Vericel terminated on September 30, 2020. Accordingly, he was not eligible to, and did not, receive a bonus under the 2020 Annual Incentive Program.

[2] Ms. Pennell serves as Vericel's Vice President and Controller. Following Mr. Michel's resignation, Ms. Pennell was appointed Vericel's Principal Financial Officer and Principal Accounting Officer, effective September 30, 2020, and served in such role until Mr. Mara's appointment as Chief Financial Officer and Principal Financial Officer on January 25, 2021. Ms. Pennell continues to serve as Vericel's Principal Accounting Officer. Upon her appointment as Principal Financial Officer and Principal Accounting Officer, Ms. Pennell's target bonus was raised from 25% to 30% of her base salary and was applied, retroactively, as of January 1, 2020.

Long-Term Equity Incentive Compensation

Long-term incentive compensation allows the executive officers to share in any appreciation in the value of our common stock. In 2020, the Compensation Committee awarded stock options and RSUs to our named executive officers to aid in their retention, to motivate them to achieve both near-term and long-term corporate objectives and to align their interests with those of our shareholders by creating a return tied to the performance of our stock price. In determining the form, date of issuance and value of a grant, the Compensation Committee considers the contributions and responsibilities of each named executive officer, appropriate incentives for the achievement of our long-term growth, the size and value of grants made to other executives at peer companies holding comparable positions, individual achievement of designated performance goals and Vericel's overall performance relative to corporate objectives. Because employees are able to profit from stock options only if our stock price increases relative to the stock option's exercise price, and because the value of RSUs is based on the price of our common stock when the RSUs vest, we believe stock options and RSUs provide meaningful incentives to our employees and named executive officers to achieve increases in the value of our stock over time.

Stock options and RSU awards vest over time, generally four years, subject to continued employment with Vericel over the vesting period, which promotes executive retention. All stock options have an exercise price equal to the fair market value of our common stock on the date of grant, which is equal to our closing market price on such date.

The awards are designed to reward past performance and create incentives to meet long-term objectives. Awards are made at levels calculated to be competitive within the biotechnology and medical technology industries, as well as our peer group. In determining the amount of each grant, the Compensation Committee takes into account the number of shares held by the executive prior to the grant. In late 2018, the Compensation Committee engaged F.W. Cook to independently review the equity incentive grant practices of Vericel as compared to our peer group. The market data were used to support 2019 and 2020 compensation decisions. The Compensation Committee considered our strong compound annual shareholder return over three years, which was 79% at the end of 2019, when determining early 2020 equity awards and determined that awards would be above the peer group median for the first time in several years as a result of the high performance. The majority of the awards were in stock options, which require continued stock price growth after grant in order for the executive to recognize value from the award; however, since 2019 RSUs have been added to the long-term incentive grants to focus on retention and reduce dilution from the equity awards. Nevertheless, our CEO's equity award was lower in 2020 than it was in 2019, notwithstanding a higher stock price at grant, because 2019 shareholder return was effectively flat.

On February 11, 2020 (or March 18, 2020 for Ms. Pennell), the Board of Directors granted our CEO, and the Compensation Committee granted our other named executive officers, the following stock options and RSUs. The grant date fair value of these awards is reported in the 2020 Summary Compensation Table below.

Name	Number of Shares Underlying Options (#)	Number of RSUs (#)
Dominick C. Colangelo	225,000	30,000
Michael Halpin	105,000	14,000
Sean C. Flynn[1]	—	---
Jonathan Hopper	48,750	6,500
Gerard Michel[2]	90,000	12,000
Sandra Pennell[3]	15,000	2,000

[1]   Mr. Flynn was appointed Vericel's Vice President, General Counsel and Secretary, effective November 4, 2019. Upon his appointment, Mr. Flynn was awarded an initial grant of an option to purchase 150,000 shares and was therefore not eligible for an annual equity award for 2020.

[2]   Mr. Michel resigned as Chief Financial Officer and Vice President of Corporate Development and his employment with Vericel terminated on September 30, 2020; therefore, only a portion of the stock option granted to him in 2020, and none of the RSUs granted to him in 2020, vested.

[3]   Ms. Pennell serves as Vericel's Vice President and Controller. Following Mr. Michel's resignation, Ms. Pennell was appointed Vericel's Principal Financial Officer and Principal Accounting Officer, effective September 30, 2020. Following Mr. Mara's appointment as Chief Financial Officer and Principal Financial Officer on January 25, 2021, Ms. Pennell continues to serve as Vericel's Principal Accounting Officer.

Other Compensation

Generally, benefits available to executive officers are available to all employees on similar terms and include health and welfare benefits, paid time-off, life and disability insurance and a 401(k) plan.

We provide the benefits above to attract and retain our executive officers and other employees by offering compensation that is competitive with other companies that are similar in size and stage of development. These benefits represent a relatively small portion of the total compensation of our named executive officers.

Procedures for Determining Compensation

Roles of Compensation Committee, Management, Shareholders and Compensation Consultant

The Compensation Committee performs a review of compensation for our executive officers annually. As part of this review, the Compensation Committee takes into consideration its understanding of external market data, which is primarily based on compensation practices of comparable companies (based on size and stage of development). Periodically, the Compensation Committee engages an independent consultant to perform an analysis of the current compensation program. In late 2018, the Compensation Committee engaged F.W. Cook to perform an independent review of the compensation program for our executive officers to assist with setting 2019 and 2020 compensation. F.W. Cook reports directly to the Compensation Committee. Other than the work it performs for the Compensation Committee, F.W. Cook does not provide any consulting services to Vericel or its executive officers. Our Compensation Committee performs an annual assessment of the independence of its compensation advisers. Our Compensation Committee has determined that F.W. Cook is independent and that their work has not raised any conflict of interests.

Generally, our Compensation Committee reviews and approves compensation arrangements for executive officers in the first quarter of each year and in connection with the hiring of new executives. Other than with respect to the compensation of our Chief Executive Officer, our Compensation Committee also takes into consideration the recommendations for executive compensation made by our Chief Executive Officer, which recommendations are generally presented at the time of our Compensation Committee's review of executive compensation arrangements.

The compensation decisions made at the beginning of 2020 occurred in the context of three-years total shareholder return that was in approximately the 93rd percentile of the peer group.

For taxable years prior to 2018, Section 162(m) of the Code as then in effect and related treasury regulations restricted deductibility of compensation paid to our named executive officers (other than our principal financial officer) to the extent such compensation exceeded $1,000,000 and did not qualify for an exception as commission-based compensation or "qualified performance-based compensation." Beginning in 2018, tax legislation (1) expanded the scope of Section 162(m) such that all named executive officers are "covered employees" and anyone who was a named executive officer in any year after 2016 will remain a covered employee for as long as he or she (or his or her beneficiaries) receives compensation from the Company, and (2) eliminated the exception to the deduction limit for commission-based compensation and performance-based compensation except with respect to certain grandfathered arrangements in effect as of November 2, 2017 that are not subsequently materially modified. Accordingly, beginning in 2018, any compensation paid to a covered employee in excess of $1,000,000 will be non-deductible, unless paid pursuant to a grandfathered arrangement, as discussed above. The Compensation Committee believes that shareholder interests are best served if the Committee retains maximum flexibility to design executive compensation programs that meet stated business objectives. For these reasons, the Compensation Committee, while considering tax deductibility as a factor in determining executive compensation, will not limit such compensation to those levels that will be deductible, particularly in light of the expansion of the covered employee group and the elimination of the exception for performance-based compensation under Section 162(m).

Peer Group

As part of its engagement, F.W. Cook analyzed compensation data relating to our peer group companies as approved by the Compensation Committee with input and guidance from F.W. Cook. The peer group companies included the following 19 publicly-traded companies, which had a median market capitalization of $740 million in 2017 (consistent with our market capitalization of $760M in mid-January 2020), and the majority of which either have commercial operations or an FDA-approved product: Agenus, Inc., AMAG Pharmaceuticals, Inc., Amarin PLC, Amicus Therapeutics, Inc., Anika Therapeutics, Inc., AtriCure, Inc., AxoGen, Inc., Corcept Therapeutics, Inc., Flexion Therapeutics, Inc., Glaukos Corporation, iRhythm Technologies, Inc., Keryx Biopharmaceuticals, Inc., Progenics Pharmaceuticals, Inc., PTC Therapeutics, Inc., Repligen Corporation, Spark Therapeutics, Inc., STAAR Surgical Company, Supernus Pharmaceuticals, Inc., and Vanda Pharmaceuticals, Inc.

Other Items

Compensation Risk Analysis/Risk Assessment

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.

The Compensation Committee, with the assistance of F.W. Cook, extensively reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk-taking and concluded:

- Inclusion of significant long-term incentive compensation discourages short-term risk taking
- Compensation is in a market range and is not set as an outlier
- For most employees, base salary makes up a meaningful portion of compensation
- The mix of short- and long-term compensation (base salary, annual cash incentive, equity grants) is consistent with industry norms
- Goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation
- The prohibition on hedging or pledging of our stock discourages short-term and excessive risk taking

Furthermore, as described in this CD&A section, compensation decisions include subjective considerations to moderate the effects that formulae or objective factors might have on excessive risk taking.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.


COMPENSATION COMMITTEE MEMBERS:

Alan L. Rubino, Chairman
Heidi Hagen
Steven C. Gilman


This report shall not constitute "soliciting material," shall not be deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2020, Mr. Rubino, Ms. Hagen and Dr. Gilman served as the members of our Compensation Committee. None of the members of our Compensation Committee is, or has been, an officer or employee of ours or any of our subsidiaries. During the last year, none of our executive officers served as: (1) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the compensation committee; (2) a director of another entity, one of whose executive officers served on the compensation committee; or (3) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director on our Board of Directors.

Executive Compensation Tables

Summary Compensation Table

The following table summarizes all compensation earned by or paid to Dominick C. Colangelo, our President and Chief Executive Officer effective March 1, 2013; Michael Halpin, our Chief Operating Officer effective June 15, 2019; Sean C. Flynn, our Vice President, General Counsel and Secretary effective November 4, 2019; Jonathan Hopper, our Chief Medical Officer effective August 20, 2018; Sandra Pennell, our Vice President and Controller, who served as our Principal Financial Officer and Principal Accounting Officer from September 30, 2020 to January 25, 2021; and Gerard Michel, our Chief Financial Officer and Vice President of Corporate Development from June 2, 2014 to September 30, 2020 (the "named executive officers") during the fiscal years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Dominick C. Colangelo President and CEO	2020	675,000	—	540,000	2,678,783	506,250	12,685[6]	4,412,718
	2019	634,000	—	462,315	3,766,325	510,370	12,517	5,385,527
	2018	592,000	106,560	—	1,548,692	355,200	11,842	2,614,294
Michael Halpin Chief Operating Officer	2020	395,000	—	252,000	1,250,099	177,750	12,685[7]	2,087,534
	2019	370,000	—	124,950	926,395	185,592	12,510	1,619,447
Sean C. Flynn VP, General Counsel and Secretary	2020	350,000	—	—	—	140,000	12,685[8]	502,685
Jonathan Hopper Chief Medical Officer	2020	365,000	—	117,000	580,403	146,000	12,685[9]	1,221,088
Gerard Michel[12] Former CFO and VP of Corporate Development	2020	315,385	—	216,000	1,071,513	—	12,008[10]	1,614,906
	2019	398,000	—	199,920	1,488,306	205,965	12,510	2,304,701
	2018	386,000	46,320	—	516,231	154,400	11,822	1,114,773
Sandra Pennell Vice President and Controller	2020	204,289	—	14,500	73,449	63,400	9,227[11]	364,865

[1] Amounts reported in this column represent additional cash bonuses granted in the Compensation Committee's discretion, which were awarded based on exceptional achievement of the overall corporate performance for 2018.

[2] Amounts reflect the grant date fair value of awards of time-based RSUs made to the named executive officer in the year indicated, computed in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 9 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 24, 2021.

[3] Amounts reflect the grant date fair value of the stock option awards made to the named executive officers in the year indicated, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 9 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 24, 2021.

[4] Amounts reported in this column represent annual cash incentive bonuses, which were awarded based on achievement of corporate performance goals for the year indicated. The 2020 cash incentive bonus determinations are described in more detail above under the heading "Annual Non-Equity Incentive Compensation."

[5] Amounts reported in the all other compensation column include Vericel's contributions to its 401(k) Plan and life insurance premiums, as detailed in footnotes 6, 7, 8, 9, 10 and 11. None of the named executive officers received perquisites having an aggregate value of $10,000 or more in the fiscal years ended December 31, 2020, 2019 or 2018, respectively.

[6] This amount includes Vericel's contributions of $9,975 made to Mr. Colangelo's 401(k) Plan and payments of $2,710 for life insurance premiums.

[7] This amount includes Vericel's contributions of $9,975 made to Mr. Halpin's 401(k) Plan and payments of $2,710 for life insurance premiums.

[8] This amount includes Vericel's contributions of $9,975 made to Mr. Flynn's 401(k) Plan and payments of $2,710 for life insurance premiums.

[9] This amount includes Vericel's contributions of $9,975 made to Dr. Hopper's 401(k) Plan and payments of $2,710 for life insurance premiums.

[10] This amount includes Vericel's contributions of $9,975 made to Mr. Michel's 401(k) Plan and payments of $2,033 for life insurance premiums.

[11] This amount includes Vericel's contributions of $7,150 made to Ms. Pennell's 401(k) Plan and payments of $2,077 for life insurance premiums.

[12] Mr. Michel resigned as Chief Financial Officer and Vice President of Corporate Development and his employment with Vericel terminated on September 30, 2020. The amount reported in the Salary column reflects his base salary paid through his date of termination. All of the RSUs (reported in the Stock Awards column), and 87.5% of the value of the stock option (reported in the Option Awards column) granted to Mr. Michel in 2020 were forfeited prior to vesting, upon this departure.

Grants of Plan-Based Awards

The following table presents information on all grants of plan-based awards made in the fiscal year ended December 31, 2020 to our named executive officers:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards[2] |
		Target ($)	Maximum ($)				
Dominick C. Colangelo	—	506,250	1,012,500	—	—	—	—
	2/11/2020	—	—	30,000	—	—	540,000
	2/11/2020	—	—	—	225,000	18.00	2,678,783
Michael Halpin	—	177,750	355,500	—	—	—	—
	2/11/2020	—	—	14,000	—	—	252,000
	2/11/2020	—	—	—	105,000	18.00	1,250,099
Sean C. Flynn[3]	—	140,000	280,000	—	—	—	—
Jonathan Hopper	—	146,000	292,000	—	—	—	—
	2/11/2020	—	—	6,500	—	—	117,000
	2/11/2020	—	—	—	48,750	18.00	580,403
Gerard Michel	—	184,500	369,000	—	—	—	—
	2/11/2020	—	—	12,000	—	—	216,000
	2/11/2020	—	—	—	90,000	18.00	1,071,513
Sandra Pennell	—	63,400	126,800	—	—	—	—
	3/18/2020	—	—	2,000	—	—	14,500
	3/18/2020	—	—	—	15,000	7.25	73,449

[1] Non-equity incentive plan awards consist of performance-based cash bonuses earned based on achievement of pre-determined performance criteria during fiscal year 2020. The 2020 cash incentive bonus determinations are described in more detail above under the heading "Annual Non-Equity Incentive Compensation."

[2] This reflects the grant date fair value of option and RSU awards granted to our named executive officers during the year ended December 31, 2020, calculated in accordance with FASB ASC Topic 718. For purposes of this calculation, we have disregarded forfeiture assumptions related to service-based vesting conditions. For a discussion of the assumptions used in calculating these values, see Note 9 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on February 24, 2021.

[3] Mr. Flynn was appointed Vericel's Vice President, General Counsel and Secretary, effective November 4, 2019. Upon his appointment, Mr. Flynn was awarded an initial grant of an option to purchase 150,000 shares and was therefore not eligible for an annual equity award for 2020.

Outstanding Equity Awards at Fiscal Year End

The table below reflects all outstanding equity awards made to each of the named executive officers as of December 31, 2020. We currently grant stock-based awards pursuant to our 2019 Plan and have outstanding awards under our 2019 Plan, 2017 Omnibus Incentive Plan (the "2017 Plan") and our Second Amended and Restated 2009 Omnibus Incentive Plan (the "2009 Plan").

		Option Awards				Stock Awards	
Name	Grant Date[1]	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number Shares or Units of Stock That Have Not Vested (#)[6]	Market Value of Shares or Units of Stock That Have Not Vested (#)[2]
Dominick C. Colangelo	3/6/2013[3]	55,001	—	25.80	3/6/2023		
	1/3/2014	48,397	—	3.57	1/3/2024		
	1/5/2015	383,452	—	3.02	1/5/2025		
	2/9/2016	53,183	—	1.95	2/9/2026		
	2/8/2017	52,500	13,125	2.75	2/8/2027		
	5/22/2017[4]	28,125	5,625	2.65	5/22/2027		
	2/7/2018	206,250	93,750	7.20	2/7/2028		
	2/6/2019	135,625	174,375	16.66	2/6/2029	20,813	642,705
	2/11/2020	42,187	182,813	18.00	2/11/2030	30,000	926,400
Michel Halpin	4/10/2017[3]	30,188	16,875	2.65	4/10/2027		
	2/7/2018	7,975	12,604	7.20	2/7/2028		
	2/6/2019	33,359	42,891	16.66	2/6/2029	5,625	173,700
	2/11/2020	19,687	85,313	18.00	2/11/2030	14,000	432,320
Sean C. Flynn	11/4/2019[3]	37,500	112,500	16.25	11/4/2029		
Jonathan Hopper	8/20/2018[3]	32,673	59,063	10.95	8/20/2028		
	2/6/2019	11,375	14,625	16.66	2/6/2029	1,950	60,216
	2/11/2020	9,140	39,610	18.00	2/11/2030	6,500	200,720
Gerard Michel[7]	—	—	—	—	—	—	—
Sandra Pennell	2/11/2015[3]	20,000	—	3.63	2/11/2025		
	3/18/2016	7,900	—	4.61	3/18/2026		
	3/17/2017	7,218	482	2.90	3/17/2027		
	5/22/2017[5]	3,093	207	2.65	5/22/2027		
	3/21/2018	14,437	6,563	11.10	3/21/2028		
	3/20/2019	8,750	11,250	18.51	3/20/2029	1,500	46,320
	3/18/2020	2,812	12,188	7.25	3/18/2030	2,000	61,760

[1] Unless otherwise noted, options vest over a period of four years, with 6.25% vesting each quarter following the grant date.

[2] Based on a price of $30.88 per share, which was the closing price per share of our common stock as reported by the Nasdaq Capital Market on December 31, 2020.

[3] These options vest over a period of four years, with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal monthly installments thereafter.

[4] This option vests over a period of four years, with 6.25% vesting each quarter following February 8, 2017.

[5] This option vests over a period of four years, with 6.25% vesting each quarter following March 17, 2017.

[6] Restricted stock units vest over four years with 25% vesting on the first anniversary of the grant date and the remainder vesting in equal annual installments thereafter.

[7] Mr. Michel resigned as Chief Financial Officer and Vice President of Corporate Development and his employment with Vericel terminated on September 30, 2020. He held no outstanding stock options or unvested stock awards as of December 31, 2020.

Option Exercises and Stock Vested

The following table sets forth information with respect to the exercise of options by our named executive officers as well as the vesting of RSUs during the year ended December 31, 2020. None of our named executive officers held equity awards other than stock options and RSUs that were exercised or vested during the year ended December 31, 2020.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#)[2] | Value Realized on Vesting ($)[3] |
Name				
Dominick C. Colangelo	36,563	548,746	6,937	119,871
Michael Halpin	47,641	896,256	1,875	32,400
Sean C. Flynn	–	–	–	–
Jonathan Hopper	43,264	720,346	650	11,232
Gerard Michel	218,379	2,365,813	3,000	51,840
Sandra Pennell	–	–	500	3,970

[1] Value realized on exercise of stock option awards does not represent proceeds from any sale of any common stock acquired upon exercise, but is determined by multiplying the number of shares acquired upon exercise by the difference between the per share exercise price of the option and the closing price of a share of our common stock on the Nasdaq Capital Market on the date of exercise.

[2] This represents total restricted stock units that vested for the named executive officer. A portion of these shares were withheld to cover the tax liability of the vesting and the amounts reported do not represent the total shares received by the employee.

[3] Value realized on vesting of restricted stock units is determined by multiplying the number of shares vested by the closing price of a share of our common stock on the Nasdaq Capital Market on the date of vesting.

Pension Benefits

We do not offer any defined benefit pension plans or arrangements.

Nonqualified Deferred Compensation

There were no nonqualified deferred compensation plans or arrangements offered to any of our executive officers during 2020.

Employment Contracts, including Termination of Employment and Change in Control Arrangements

We entered into employment agreements with our currently serving named executive officers on the following dates: November 4, 2019 for Mr. Flynn, August 20, 2018 for Dr. Hopper, September 14, 2017 (as amended on June 3, 2019) for Mr. Halpin, and March 1, 2013 (as amended on September 14, 2017) for Mr. Colangelo (each, an "Employment Agreement" and together, the "Employment Agreements"). We have not entered into an Employment Agreement with Ms. Pennell. Each Employment Agreement provides for specified payments and benefits in connection with a termination of employment by us without Cause or a resignation by the named executive officer for Good Reason (as such terms are defined in the Employment Agreements). Our goal in providing severance and change in control benefits is to offer sufficient cash continuity protection such that our executives will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers, rather than negotiating severance at the time that a named executive officer's employment terminates. We have also determined that accelerated vesting provisions with respect to equity awards in connection with a qualifying termination are appropriate because they encourage our named executive officers to stay focused on the business in those circumstances, rather than focusing on the potential implications for them personally.

In the event of a termination of a named executive officer's employment with Vericel without Cause or by the named executive officer for Good Reason (as such terms are defined in the Employment Agreements), Vericel shall pay the named executive officer an amount equal to twelve months of the named executive officer's then-current base salary in equal installments over the 12-month period beginning within sixty days following the date of termination of the named executive officer's employment. All of Mr. Colangelo's time-based equity awards that would have vested during such 12-month period shall vest and become exercisable or nonforfeitable upon the date of termination. If the named executive officer was participating in Vericel's group health plan immediately prior to the date of termination and elects COBRA coverage, Vericel shall pay the named executive officer a monthly cash payment equal to the monthly employer contribution that Vericel would have made to provide health insurance to the named executive officer had he remained employed by Vericel (or, in the case of Mr. Colangelo, equal to the full monthly COBRA premium), until the earlier of twelve months following the termination or the end of the named executive officer's COBRA health continuation period. In the event that the named executive officer breaches the restrictive covenants set forth in his Employment Agreement during the severance period, Vericel may cease severance payments to the named executive officer.

In lieu of the severance payments and benefits described above, in the event of a termination of an named executive officer's employment by Vericel without Cause or by the named executive officer for Good Reason, in either case within eighteen months following a Change in Control (as defined in the Employment Agreement), (i) Vericel shall pay the named executive officer a lump sum amount equal to (A) the sum of the named executive officer's then-effective base salary and target bonus for the year in which termination occurs (or, in the case of Mr. Colangelo, 1.5 times the sum of his base salary and target bonus) plus (B) a pro-rated portion of the named executive officer's target bonus for the year of termination, (ii) if the named executive officer was participating in Vericel's group health plan immediately prior to the date of termination and elects COBRA coverage, Vericel shall pay the named executive officer a monthly cash payment equal to the monthly employer contribution that Vericel would have made to provide health insurance to the named executive officer had he remained employed by Vericel (or, in the case of Mr. Colangelo, the full monthly COBRA premium) until the earlier of twelve months (or, in the case of Mr. Colangelo, eighteen months) following termination or the end of the named executive officer's COBRA health continuation period, and (iii) all time-based equity awards held by the named executive officer shall immediately vest and become fully exercisable or nonforfeitable as of the date of termination. The named executive officer's right to receive any severance payments and benefits under the applicable Employment Agreement is conditioned upon and subject to the named executive officer's signing and not revoking a general release of claims.

In addition, during employment and after termination of the named executive officer's Employment Agreement, the named executive officer has agreed to keep Vericel's confidential information in confidence and trust and has agreed not to use or disclose such confidential information without Vericel's written consent except as necessary in the ordinary course of performing duties for Vericel. During the term of the named executive officer's Employment Agreement and for a period of twelve months (or, in the case of Mr. Colangelo, eighteen months) thereafter, the named executive officer has also agreed not to compete with Vericel and not to solicit employees, customers or suppliers of Vericel.

Each of our named executive officer's base salary is reviewed annually by the Compensation Committee. The named executive officers are also eligible to receive cash incentive compensation and equity awards from time to time at the discretion of the Compensation Committee. The current base salary as of March 8, 2021, and target annual incentive compensation (as a percentage of the base salary) for each of our named executive officers is as follows:

Name	Base Salary	Target Annual Incentive Compensation (%)
Dominick C. Colangelo	$ 730,000	85%
Michael Halpin	$ 440,000	50%
Sean C. Flynn	$ 375,000	45%
Jonathan Hopper	$ 390,000	45%
Sandra Pennell	$ 240,000	30%

Acceleration of Vesting Under Stock Option Plans

Generally, in the event of a Change in Control of Vericel (as defined in our 2019 Plan, the 2017 Plan or the 2009 Plan, as applicable) if awards under the 2019 Plan, the 2017 Plan or the 2009 Plan, as applicable, are not assumed, continued or substituted, awards shall vest immediately prior to the Change in Control and terminate on the day of the Change in Control. If assumed, continued or substituted and the participant's services to Vericel are terminated by Vericel or its successor without cause within twelve months following the Change in Control, the awards shall become fully vested and exercisable and may be exercised at any time prior to the earlier of the expiration date of the award or three months following the date of termination.

Potential Payments Upon a Termination or Change in Control

The following table sets forth aggregate estimated payment obligations to each of the named executive officers assuming a termination occurred on December 31, 2020, and using the salary in effect on such date. Gerard Michel resigned as Chief Financial Officer and Vice President of Corporate Development and his employment with Vericel terminated on September 30, 2020. He received no severance payments or benefits in connection with his termination and has therefore been omitted from this table.

Name	Benefit	Termination w/o Cause or for Good Reason other than in connection with a Change in Control ($)	Termination w/o Cause or for Good Reason in connection with a Change in Control ($)
Dominick C. Colangelo	Severance Pay	675,000	2,278,125
	Health Care Benefits	23,882	35,824
	Equity Award Acceleration	4,576,395[1]	9,151,349[2]
	Total	5,275,278	11,465,298
Michael Halpin	Severance Pay	395,000	750,500
	Health Care Benefits	19,267	19,267
	Equity Award Acceleration	—	3,089,605[2]
	Total	414,267	3,859,373
Sean C. Flynn	Severance Pay	350,000	630,000
	Health Care Benefits	19,267	19,267
	Equity Award Acceleration	—	1,645,875[2]
	Total	369,267	2,295,142
Jonathan Hopper	Severance Pay	365,000	657,000
	Health Care Benefits	19,267	19,267
	Equity Award Acceleration	—	2,156,206
	Total	384,267	2,832,473
Sandra Pennell	Severance Pay	—	—
	Health Care Benefits	—	—
	Equity Award Acceleration	—	684,391[2]
	Total	—	684,391

[1] This represents the cumulative value of the equity awards that would accelerate upon a termination of employment not in connection with a Change in Control. The amount represents the difference between the closing price of our common stock on December 31, 2020 of $30.88 and the exercise price (if any) multiplied by the number of shares subject to option and restricted stock units that would accelerate.

[2] This represents the cumulative value of the equity awards that would accelerate upon a qualifying termination of employment within 18 months (or 12 months for Ms. Pennell) following a Change in Control (or upon a Change in Control if equity awards are not assumed in such Change in Control). The amount represents the difference between the closing price of our common stock on December 31, 2020 of $30.88 and the exercise price (if any) multiplied by the number of shares subject to option and restricted stock units that would accelerate.

CEO Pay Ratio

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of our employees, the annual total compensation of our Principal Executive Officer ("PEO"), Mr. Colangelo, and the ratio of these two amounts. We believe that our compensation philosophy must be consistent and internally equitable to motivate our employees to create shareholder value. The purpose of the required disclosure is to provide a measure of pay equity within the organization. We are committed to internal pay equity, and our Compensation Committee monitors the relationship between the pay our PEO receives and the pay our non-executive employees receive.

As illustrated in the table below, our 2020 PEO to median employee pay ratio was approximately 34:1.

Dominick C. Colangelo (PEO) 2020 Compensation	$4,412,718
Median Employee 2020 Compensation	$ 129,834
Ratio of PEO to Median Employee Compensation	**34:1**

We determined the median employee compensation using W-2 compensation, plus estimated bonus, the fair market value of equity grants, life and disability insurance, and the estimated value of 401(k) match (whether or not vested), for all individuals who were employed by us on December 31, 2019 (whether employed on a full-time, part-time or seasonal basis). Employees on leave of absence were included in the list and reportable wages were annualized for those employees who were not employed for the full calendar year. During the last completed fiscal year there has been no change in our employee population or employee compensation arrangements that we believe would result in a significant change to the pay ratio disclosure. Accordingly, we are using the same median employee in our pay ratio calculation for 2020.

For the fiscal year ended December 31, 2020, we calculated that median employee's total compensation using the same methodology that we used to calculate the total compensation for our CEO. The 2020 annual total compensation of the median employee and our CEO, respectively, were $129,834 and $4,412,718. The ratio of the 2020 annual total compensation for our CEO to that of our median employee was 34 to 1.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Audit Matters

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

The Board of Directors unanimously recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2021.

Overview

The Audit Committee has selected PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm to audit the consolidated financial statements of Vericel for the fiscal year ending December 31, 2021. PricewaterhouseCoopers LLP has acted in such capacity since its appointment in fiscal year 1996.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board of Directors is submitting the selection of PricewaterhouseCoopers LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accountant at any time during the year if it determines that such a change would be in the best interests of Vericel and its shareholders.

Representatives of PricewaterhouseCoopers LLP attended all except one of the meetings of the Audit Committee during the fiscal year ended December 31, 2019 and all except one of the meetings of the Audit Committee during the fiscal year ended December 31, 2020. We expect that a representative of PricewaterhouseCoopers LLP will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from shareholders.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal on the ratification of this appointment, at the Annual Meeting at which a quorum representing a majority of all outstanding shares of common stock of Vericel is present, either in person or by proxy, is required for ratification of this proposal. If you abstain from voting on this Proposal, it has no effect on the voting of the proposal. If you submit your proxy without indicating your voting instructions, your shares will be voted "FOR" this proposal. Brokers, bankers and other nominees have discretionary voting power on this routine matter and, accordingly, "broker non-votes" will have no effect on the ratification.

Fees of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee considered the provision of services, other than audit services, during the fiscal year ended December 31, 2020 by PricewaterhouseCoopers LLP, our independent registered public accounting firm for that period, to ensure they maintain their independence. The following table sets forth the aggregate fees accrued by Vericel for the fiscal years ended December 31, 2019 and 2020, respectively, for PricewaterhouseCoopers LLP:

	Fiscal Year Ended December 31, 2019 ($)	Fiscal Year Ended December 31, 2020 ($)
Audit Fees	959,000[1]	976,000[1]
Audit Related Fees	—	15,000[1]
Tax Fees	—	20,893[2]
All Other Fees	1,800[3]	2,000[3]
Total	**960,800**	**1,013,893**

[1] The Audit Fees and Audit Related Fees for the years ended December 31, 2019 and 2020, respectively, were for professional services rendered for the audits and reviews of the consolidated financial statements of Vericel, professional services rendered for issuance of consents, comfort letters, assistance with review of documents filed with the SEC and out-of-pocket expenses incurred.

[2] The Tax Fees were for professional tax consulting services rendered.

[3] All other Fees represent an annual license fee for technical accounting research software and the use of accounting disclosure checklists.

Pre-Approval Policy

The Audit Committee approves in advance the engagement and fees of the independent registered public accounting firm for all audit services and non-audit services, based upon independence, qualifications and, if applicable, performance. The Audit Committee may form and delegate to subcommittees of one or more members of the Audit Committee the authority to grant pre-approvals for audit and permitted non-audit services, up to specific amounts. All audit services provided by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2019 and 2020, respectively, were pre-approved by the Audit Committee.

Report of the Audit Committee of the Board of Directors

The Audit Committee oversees Vericel's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including internal control over financial reporting. PricewaterhouseCoopers LLP is responsible for expressing an opinion as to the conformity of our consolidated audited financial statements with generally accepted accounting principles.

The Audit Committee acts pursuant to a written charter that has been adopted by the Board of Directors.

The Audit Committee consists of three directors, each of whom, in the judgment of the Board of Directors, is an "independent director" as defined in Rule 5605(a)(2) of the Nasdaq listing standards. Robert L. Zerbe, M.D., Alan L. Rubino and Kevin F. McLaughlin were members of the Audit Committee during the fiscal year ended December 31, 2020.

The Committee has discussed and reviewed with the independent registered public accountants all matters required to be discussed by the Public Company Accounting Oversight Board (the "PCAOB") in Auditing Standards No. 16 (Communication with Audit Committees). The Committee has received written disclosures and a letter from PricewaterhouseCoopers LLP confirming their independence, as required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP the accountant's independence. The Committee has met with PricewaterhouseCoopers LLP, with and without management present, to discuss the overall scope of the PricewaterhouseCoopers LLP audit, the results of its audit, its evaluations of Vericel's internal controls and the overall quality of its financial reporting. The Committee reviewed the performance and fees of PricewaterhouseCoopers LLP prior to recommending their appointment. The Committee reviewed our financial statements and discussed them with management and with PricewaterhouseCoopers LLP.

Based on the review and discussions referred to above, the Committee recommended to the Board of Directors that Vericel's consolidated audited financial statements be included in Vericel's Form 10-K for the fiscal year ended December 31, 2020.

AUDIT COMMITTEE

Kevin F. McLaughlin, Chairman
Alan L. Rubino
Robert L. Zerbe, M.D.

Information about Stock Ownership

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of March 4, 2021, or as otherwise set forth below, with respect to the beneficial ownership of Vericel's common stock by (i) all persons known by Vericel to be the beneficial owners of more than 5% of the outstanding common stock of Vericel, (ii) each director and director nominee of Vericel, (iii) each executive officer of Vericel, and (iv) all executive officers and directors of Vericel as a group.

Name and Address of Beneficial Owner	Shares Owned[1]			
	Shares Subject to Options Exercisable within the 60-Day Period following March 4, 2021	Shares Individuals Have Rights to Acquire upon the Vesting of RSUs within the 60-Day Period following March 4, 2021	Number of Shares	Percentage of Class[2]
5% Shareholders:				
RTW Investments, LP[3]			4,517,570	9.8%
Brown Capital Management, LLC[4]			4,022,775	8.7%
BlackRock, Inc.[5]			3,293,630	7.1%
Waddell & Reed Financial, Inc.[6]			2,768,705	6.0%
The Vanguard Group[7]			2,333,174	5.1%
Directors and Named Executive Officers:				
Robert L. Zerbe	61,750	1,750	95,295	*
Alan L. Rubino	109,250	1,750	113,644	*
Heidi Hagen	102,000	1,750	105,500	*
Steven C. Gilman	63,750	1,750	67,250	*
Kevin F. McLaughlin	96,250	1,750	99,750	*
Paul K. Wotton	43,750	1,750	47,250	*
Dominick C. Colangelo	1,047,303		1,255,213	2.7%
Michael Halpin	121,934		127,477	*
Sean C. Flynn	56,250		58,488	*
Jonathan Hopper	66,298		91,093	*
Sandra Pennell[8]	68,400	1,000	73,133	*
All officers and directors as a group (11 persons)[9]	1,836,935	11,500	2,134,093	4.6%

* Represents less than 1% of the outstanding shares of Vericel's common stock equivalents.

[1] Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Except as indicated in the footnotes to this table, to the knowledge of Vericel, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. The number of shares owned and percentage ownership amounts include certain options under our 2019 Plan, 2017 Plan, and 2009 Plan and our ESPP and RSUs under our 2019 Plan and 2017 Plan. Pursuant to the rules of the SEC, the number of shares of Vericel's common stock deemed outstanding includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of March 4, 2021, and shares of our common stock that may be acquired upon the vesting of RSUs within 60 days of March 4, 2021.

[2] Calculated on the basis of 46,094,150 shares of common stock outstanding as of March 4, 2021.

[3] RTW Investments LP has shared voting and dispositive power with respect to all 4,517,570 shares, which voting and dispositive power is shared with Roderick Wong, the managing partner of RTW Investments LP. RTW Master Fund, Ltd. has shared voting and dispositive power with respect to 3,172,630 shares, which voting and dispositive power is shared with RTW Investments LP and Roderick Wong. The address for RTW Investments LP is 412 West 15th Street, Floor 9, New York, NY 10011.

[4] Brown Capital Management, LLC has sole voting power with respect to 2,421,125 shares and sole dispositive power with respect to all 4,022,775 shares. The address for Brown Capital Management, LLC is 1201 N. Calvert Street, Baltimore, MD 21202.

[5] BlackRock, Inc. has sole voting power with respect to 3,241,062 shares and sole dispositive power with respect to all 3,293,630 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(6) Shares reflected as beneficially owned by Waddell & Reed Financial, Inc. are held by Ivy Investment Management Company or IICO, an investment advisory subsidiary of Waddell & Reed Financial, Inc., which advises or sub-advises open-end investment companies or other managed accounts. As reported in a Schedule 13G filed with the SEC on February 12, 2021, each of Waddell & Reed Financial, Inc. and IICO may be deemed to share voting power over, and the power to direct the disposition of, the 2,768,705 shares reflected in the table as beneficially owned by Waddell & Reed Financial, Inc. The investment advisory contracts grant IICO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant IICO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. The address for Waddell & Reed Financial, Inc. is 6300 Lamar Avenue, Overland Park, KS 66202.

(7) The Vanguard Group has sole voting power with respect to 0 shares and shared voting power with respect to 94,818 shares. The Vanguard Group has sole dispositive power with respect to 2,208,549 shares and shared dispositive power with respect to 124,625 shares. The address for the Vanguard Group is 100 Vanguard Boulevard, Malvern, PA 19355.

(8) A portion of the RSUs vesting within 60 days of March 4, 2021 for Ms. Pennell will be withheld to cover the tax liability of the vesting and the amounts reported do not represent the total shares that will be received by the employee.

(9) The address for the eleven beneficial owners that are persons is c/o Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139.

Additional Information

General Information about the Meeting, Solicitation and Voting

What am I voting on?

There are three proposals scheduled to be voted on at the Annual Meeting:

1. To elect seven (7) directors to each serve a term of one year expiring at the 2022 annual meeting of shareholders;

2. To approve, on an advisory basis, the compensation of our named executive officers; and

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.

Who is entitled to vote?

Shareholders as of the close of business on March 4, 2021 (the "Record Date") may vote at the Annual Meeting. You have one vote for each share of common stock you held on the Record Date, including shares:

- Held directly in your name as "shareholder of record" (also referred to as "registered shareholder"); and

- Held for you in an account with a broker, bank or other nominee (also referred to as shares held in "street name"). Street name holders generally cannot vote their shares directly and must instead instruct the brokerage firm, bank or nominee how to vote their shares.

What constitutes a quorum?

A majority in interest of all stock issued, outstanding and entitled to vote at a meeting must be present or represented by proxy to constitute a quorum at the Annual Meeting. Abstentions and shares represented by "broker non-votes," as described below, are counted as present and entitled to vote for purposes of determining a quorum. As of the Record Date, 46,094,150 shares of Vericel's common stock were outstanding and entitled to vote.

How many votes are required to approve each proposal?

The following explains how many votes are required to approve each proposal, provided that a majority of our shares is present at the Annual Meeting (present in person or represented by proxy).

- The election of each of our seven (7) director candidates requires the affirmative vote of a plurality of the total shares of common stock entitled to vote and represented in person or by proxy

- Approval of the non-binding, advisory resolution to approve the compensation of our named executive officers requires the affirmative vote of a majority of the votes cast on the proposal, and

- Ratifying PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2021 requires the affirmative vote of a majority of the votes cast on the proposal

How are votes counted and who are the proxies?

You may either vote "FOR" or "WITHHOLD" authority to vote for each nominee for the Board of Directors. Shares present or represented and not so marked as to withhold authority to vote for a particular nominee will be voted in favor of a particular nominee and will be counted toward such nominee's achievement of a plurality. Shares present at the meeting or represented by proxy where the shareholder properly withholds authority to vote for such nominee in accordance with the proxy instructions and "broker non-votes" will not be counted toward such nominee's achievement of a plurality.

You may vote "FOR," "AGAINST" or "ABSTAIN" on the non-binding, advisory resolution approving the compensation of our named executive officers. If you abstain from voting on the non-binding, advisory resolution approving the compensation of our named executive officers, it will have no effect on the voting of the proposal. "Broker non-votes" do not have discretionary voting power on this matter and, accordingly, "broker non-votes" will have no effect on the ratification. If you just sign and submit your proxy card without marking your voting instructions, your shares will be voted "FOR" the resolution approving the compensation of our named executive officers.

You may vote "FOR," "AGAINST" or "ABSTAIN" on the ratification of PricewaterhouseCoopers LLP. If you abstain from voting on the proposal to ratify PricewaterhouseCoopers LLP, it will have no effect on the voting of the proposal. Brokers, bankers and other nominees have discretionary voting power on this routine matter and, accordingly, "broker non-votes" will have no effect on the ratification. If you just sign and submit your proxy card without marking your voting instructions, your shares will be voted "FOR" the resolution ratifying PricewaterhouseCoopers LLP.

The persons named as attorneys-in-fact in the proxies, Dominick C. Colangelo and Joseph Mara, were selected by the Board of Directors and are officers of Vericel. All properly executed proxies submitted in time to be counted at the Annual Meeting will be voted by such persons at the Annual Meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications.

What is a broker non-vote?

If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Shares held by brokers who do not have discretionary authority to vote on a particular matter and who have not received voting instructions from their customers are counted as present for the purpose of determining whether there is a quorum at the Annual Meeting, but are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved that matter. Pursuant to applicable rules, brokers will have discretionary authority to vote on the proposal to ratify the appointment of PricewaterhouseCoopers LLP.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- "FOR" the election of each of the nominees to the Board of Directors

- "FOR" the advisory resolution to approve the compensation of our named executive officers

- "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Vericel's independent registered public accounting firm for the fiscal year ending December 31, 2021

How do I vote my shares without attending the meeting?

If you are a shareholder of record, you may vote by granting a proxy. For shares held in street name, you may vote by submitting voting instructions to your broker or nominee. In any circumstance, you may vote:

- *By Internet or Telephone*—You may vote by Internet or telephone by following the voting instructions on the proxy card and on www. proxyvote.com or as directed by your broker or other nominee. In order to vote via the Internet or by telephone, you must have the shareholder identification number which is provided in your Notice.
- *By Mail*—If you requested a proxy card by mail, you may vote by signing, voting and returning your proxy card in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity. If you vote by Internet or telephone, please do not mail the proxy card. Your proxy card must be received prior to the Annual Meeting.

Internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on April 27, 2021.

How do I attend the Annual Meeting?

We will be hosting the Annual Meeting live via the internet. **You will not be able to attend the Annual Meeting in person.** Any shareholder can listen to and participate in the Annual Meeting live via the internet at www.virtualshareholdermeeting.com/VCEL2021. Our Board annually considers the appropriate format of our annual meeting and this year has decided to hold a virtual annual meeting due to the COVID-19 global pandemic. In addition, we intend the virtual meeting format to provide shareholders with a similar level of transparency to the traditional in-person meeting format and we will take steps to ensure such an experience. Our shareholders will be afforded the same opportunities to participate at the Annual Meeting as they would at an in-person annual meeting of shareholders. Our Annual Meeting will allow shareholders to submit questions and comments during the meeting. After the meeting, we will spend 15 minutes answering shareholder questions that comply with the meeting rules of conduct, which will be posted on the virtual meeting web portal. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

The Annual Meeting webcast will begin promptly at 9:00 a.m. (Eastern Time) on April 28, 2021. We encourage you to access the Annual Meeting webcast prior to the start time. Online check-in will begin, and shareholders may begin submitting written questions, at 8:45 a.m. (Eastern Time), and you should allow ample time for check-in procedures.

You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card or voting instruction form (if you received a printed copy of the proxy materials) or included in the email to you if you received the proxy materials by email in order to be able to vote your shares or submit questions during the Annual Meeting. Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, will be posted at www.virtualshareholdermeeting.com/VCEL2021 two weeks prior to the date of the Annual Meeting. **If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting as a guest, but you will not be able to vote your shares or submit questions during the Annual Meeting.**

We have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting web portal.

What does it mean if I receive more than one proxy card?

It generally means that you hold shares registered in more than one account. To ensure that all of your shares are voted, vote according to the instructions for each proxy card you receive.

May I change my vote?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may revoke your proxy or change your vote before the proposal is voted on at the Annual Meeting by:

- Sending a written statement to that effect to the attention of the Vice President, General Counsel and Secretary of Vericel at 64 Sidney Street, Cambridge, Massachusetts 02139, provided such statement is received no later than April 27, 2021;

- Voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Time), on April 27, 2021;

- Submitting a properly signed proxy card with a later date that is received no later than April 27, 2021; or

- Attending the Annual Meeting and revoking your proxy and voting during the Annual Meeting.

What are the costs associated with the solicitation of proxies?

The cost of soliciting proxies will be borne by us. Voting results will be tabulated and certified by Broadridge Financial Solutions. Vericel may solicit shareholders by mail through its regular employees, and will request banks and brokers, and other custodians, nominees and fiduciaries, to solicit their customers who have our stock registered in the names of such persons and will reimburse them for their reasonable, out-of-pocket costs. Vericel may use the services of its officers, directors, and others to solicit proxies, personally or by telephone, without additional compensation.

Shareholder Proposals To Be Presented at Next Annual Meeting

Under Vericel's Bylaws, in order for business and director nominations to be properly brought before a meeting by a shareholder, such shareholder must have given timely notice thereof in writing to the Vice President, General Counsel and Secretary of Vericel. To be timely, such notice must be received at Vericel's principal executive offices not less than 120 calendar days in advance of the one year anniversary of the date Vericel's proxy statement was released to shareholders in connection with the previous year's annual meeting, except that (i) if no annual meeting was held in the previous year, (ii) if the date of the Annual Meeting has been changed by more than thirty calendar days from the date contemplated at the time of the previous year's proxy statement, or (iii) in the event of a special meeting, then notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made.

If none of the events described in (i) through (iii) above occur, then the deadline for submitting shareholder proposals or nominations for directors for inclusion in our proxy statement and form of proxy pursuant to Rule 14a-8 of the SEC's proxy rules for the next annual meeting of shareholders will be November 19, 2021 and shareholder proposals submitted outside the processes of Rule 14a-8 received after November 19, 2021 will be considered untimely under Vericel's Bylaws. In order to be brought before the next annual meeting, any such proposal or nomination must include the relevant information as required under our Bylaws and must otherwise meet applicable requirements of the SEC's proxy rules if such proposal or nomination is to be included in our proxy statement for the next annual meeting.

Shareholder proposals and director nominations should be delivered to: Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139, Attention: General Counsel and Secretary. Vericel recommends that such proposals be sent by certified mail, return receipt requested.

Shareholder Communications with Directors

The Board of Directors has adopted a Shareholder Communications with Directors Policy, which was most recently updated in July 2020. The Shareholder Communications with Directors Policy is available on the Investor Relations page of our website, www.vcel.com, and by following the Corporate Governance link.

Where You Can Find More Information

The Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 is available at www.proxyvote.com.

The SEC allows us to "incorporate by reference" information into this Definitive Proxy Statement, which means that we can disclose important information to you by referring you to other documents that we filed separately with the SEC. You should consider the incorporated information as if we reproduced it in this Definitive Proxy Statement, except for any information directly superseded by information contained in this Definitive Proxy Statement.

We incorporate by reference into this Definitive Proxy Statement the following financial statements and other information, which contain important information about us and our business and financial results:

- the financial statements, quarterly data, management's discussion and analysis of financial condition and results of operations, changes in and disagreements with accountants on accounting and financial disclosure and market risk disclosures contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020; and

- the information relating to our executive officers contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as set forth under the caption "Executive Officers."

We may file additional documents with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Definitive Proxy Statement and before the Annual Meeting. The SEC allows us to incorporate by reference into the Proxy Statement such documents. You should consider any statement contained in this Definitive Proxy Statement (or in a document incorporated into this Proxy Statement) to be modified or superseded to the extent that a statement in a subsequently filed document modifies or supersedes such statement.

Shareholders may obtain a copy of the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 by writing to Vericel at the following address: Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139, Attention: General Counsel and Secretary. Copies of our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

Householding

The SEC permits a single Proxy Statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more shareholders reside, you will likely be receiving only one Proxy Statement unless any shareholder at that address has given the broker contrary instructions. However, if any such beneficial shareholder residing at such an address wishes to receive a separate Proxy Statement in the future, or if any such beneficial shareholder that elected to continue to receive a separate Proxy Statement wishes to receive a single Proxy Statement in the future, that shareholder should contact their broker or send a request to us care of the General Counsel and Secretary at Vericel Corporation, 64 Sidney St., Cambridge, Massachusetts 02139. Telephone requests may be directed to (617) 588-5555. We will deliver, promptly upon written or oral request, a separate copy of this Proxy Statement to a beneficial shareholder at a shared address to which a single copy of the documents was delivered.

Transaction of Other Business

At the date of this Proxy Statement, the only business which the Board of Directors intends to present or knows that others will present at the meeting is as set forth above. If any other matter or matters are properly brought before the meeting, or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

GAAP versus Non-GAAP Measures

Vericel's reported earnings, net revenue and other indicators of financial performance, as presented in this Proxy Statement, are generally prepared in accordance with generally accepted accounting principles in the United States, or GAAP, and represent earnings as reported to the Securities and Exchange Commission. In this Proxy Statement, Vericel has provided certain financial information that has not been prepared in accordance with GAAP. Vericel's management believes that the non-GAAP adjusted EBITDA and adjusted EBITDA margin described in this Proxy Statement, which includes adjustments for specific items that are generally not indicative of our core operations, provides additional information that is useful to investors in understanding Vericel's underlying performance, business and performance trends, and helps facilitate period-to-period comparisons and comparisons of its financial measures with other companies in Vericel's industry. However, the non-GAAP financial measures that Vericel uses may differ from measures that other companies may use. Non-GAAP financial measures are not required to be uniformly applied, are not audited and should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.

Reconciliation of Reported Annual Net (Loss) Income (GAAP) to Adjusted EBITDA (Non-GAAP Measure) – Unaudited

	Year Ended December 31,			
Annual Adjusted EBITDA (In Thousands)	**2017**	**2018**	**2019**	**2020**
Net (Loss) Income (GAAP)	$ (17,286)	$ (8,137)	$ (9,665)	$ 2,864
Upfront license agreement payment	—	—	17,500	—
Revenue reserve related to a dispute between pharmacy provider and payer	1,418	—	—	—
Change in fair value of warrants	257	2,524	—	—
Stock compensation expense	2,680	7,223	13,179	13,843
Depreciation and amortization	1,612	1,426	1,744	2,383
Loss on extinguishment of debt	860	838	—	—
Net interest expense (income)	1,093	835	(1,606)	(685)
Income tax expense	—	—	—	180
Adjusted EBITDA (Non-GAAP)	$ (9,366)	$ 4,709	$ 21,152	$18,585
Adjusted EBITDA margin	15%	5%	18%	15%

Special Note Regarding Forward-Looking Statements

This Proxy Statement and other materials we are sending you or that are available on our website in connection with the Annual Meeting (the Other Materials) contain "forward-looking statements" as defined under federal securities laws. These statements are often, but are not always, made through the use of words or phrases such as "anticipates," "intends," "estimates," "plans," "expects," "continues," "believe," "guidance," "outlook," "target," "future," "potential," "goals" and similar words or phrases, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. These forward-looking statements are based on our current expectations and assumptions, and are subject to risk and uncertainties that could cause our actual results or experience and the timing of events to differ significantly from the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in Vericel's Annual Report on Form 10-K for the year-ended December 31, 2020, as filed with the SEC on February 24, 2021 under "Risk Factors," "Management's Discussion and Analysis of Financial Condition" and "Results of Operations" and elsewhere in the Annual Report. You should carefully consider that information before voting.

These forward-looking statements reflect our views as of the date hereof and Vericel does not assume and specifically disclaims any obligation to update any of these forward-looking statements to reflect a change in its views or events or circumstances that occur after the date of this release except as required by law.

APPROVAL

The contents of this Proxy Statement and the sending thereof to shareholders have been authorized by the Board.

By Order of the Board of Directors:

Sean C. Flynn
Vice President, General Counsel and Secretary
March 19, 2021

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